(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**
4 - NIRE (Corporate Registry ID)		
33-3.00011595		

01.02 – HEAD OFFICE

1 - ADDRESS				2 - DISTRICT
R. SÃO JOSÉ, 20/ GR.1602 – PARTE				CENTRO
3 - ZIP CODE	4 – CITY			5 - STATE
22010-020	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
21	2141-1800	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 – FAX	
21	2141-1809	-	-	
15 - E-MAIL				
invrel@csn.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
JOSÉ MARCOS TREIGER				
2 - ADDRESS			3 - DISTRICT	
AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			ITAIM BIBI	
4 - ZIP CODE	5 – CITY			6 - STATE
04538-132	SÃO PAULO			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3049-7100	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 – FAX	
11	3049-7150	-	-	
16 - E-MAIL				
invrel@csn.com.br				

01.04 – DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	1/1/2007	12/31/2007
2 – One before last	1/1/2006	12/31/2006
3 – Two before last	1/1/2005	12/31/2005
09 - INDEPENDENT ACCOUNTANT		10 - CVM CODE
KPMG AUDITORES INDEPENDENTES		00418-9
11. TECHNICIAN IN CHARGE		12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
MANUEL FERNANDES RODRIGUES DE SOUSA		783.840.017-15

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Paid-in Capital			
1 – Common	272,068	272,068	272,068
2 – Preferred	0	0	0
3 – Total	272,068	272,068	272,068
Treasury Stock			
4 – Common	15,578	14,655	13,886
5 – Preferred	0	0	0
6 – Total	15,578	14,655	13,886

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	4/30/2007	Interest on Shareholders' Equity	9/4/2007	Common	0.6800600000
02	AGO	4/30/2007	Dividend	9/4/2007	Common	1.9916340000

01.09 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1	Total Assets	26,608,601	24,305,340	24,375,769
1.01	Current Assets	4,783,329	5,008,626	5,545,202
1.01.01	Cash and Cash Equivalents	26,223	71,389	73,034
1.01.02	Receivable	2,021,141	2,280,776	2,625,732
1.01.02.01	Accounts Receivable	997,443	1,399,750	1,772,853
1.01.02.01.01	Domestic Market	562,428	487,512	697,396
1.01.02.01.02	Foreign Market	506,670	981,873	1,146,408
1.01.02.01.03	Allowance for Doubtful Accounts	(71,655)	(69,635)	(70,951)
1.01.02.02	Sundry Receivable	1,023,698	881,026	852,879
1.01.02.02.01	Employees	3,987	13,016	13,036
1.01.02.02.02	Suppliers	283,582	131,173	67,233
1.01.02.02.03	Recoverable Income Tax and Social Contribution	804	31,340	25,168
1.01.02.02.04	Deferred Income Tax	300,628	235,030	358,950
1.01.02.02.05	Deferred Social Contribution	106,577	82,962	80,843
1.01.02.02.06	Other Taxes	79,310	147,570	153,932
1.01.02.02.07	Proposed Dividends Receivable	238,203	198,304	140,924
1.01.02.02.08	Other Receivable	10,607	41,631	12,793
1.01.03	Inventories	1,780,473	1,649,930	1,396,406
1.01.04	Other	955,492	1,006,531	1,450,030
1.01.04.01	Marketable Securities	718,892	517,474	1,422,761
1.01.04.02	Prepaid Expenses	50,353	41,950	27,269
1.01.04.03	Insurance Claimed	186,247	447,107	0
1.02	Non-Current Assets	21,825,272	19,296,714	18,830,567
1.02.01	Long-Term Assets	2,472,203	1,778,635	1,516,617
1.02.01.01	Sundry Receivable	841,374	826,803	646,515
1.02.01.01.01	Loans – Eletrobrás	25,929	31,551	26,084
1.02.01.01.02	Securities Receivable	132,816	144,204	79,172
1.02.01.01.03	Deferred Income Tax	405,706	417,046	410,391
1.02.01.01.04	Deferred Social Contribution	134,553	111,884	81,952
1.02.01.01.05	Other Taxes	142,370	122,118	48,916
1.02.01.02	Receivable from Related Parties	819,988	282,653	195,436
1.02.01.02.01	In Associated and Related Companies	0	0	0
1.02.01.02.02	In Subsidiaries	819,988	282,653	195,436
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	810,841	669,179	674,666
1.02.01.03.01	Judicial Deposits	684,338	509,851	471,142
1.02.01.03.02	Marketable Securities	90,834	125,673	125,639
1.02.01.03.03	Prepaid Expenses	34,371	32,300	35,685
1.02.01.03.04	Other	1,298	1,355	42,200
1.02.02	Permanent Assets	19,353,069	17,518,079	17,313,950
1.02.02.01	Investments	6,573,043	5,309,209	5,098,885
1.02.02.01.01	In Associated/Related Companies	0	0	0
1.02.02.01.02	In Associated/Related Companies -Goodwill	0	0	0
1.02.02.01.03	In Subsidiaries	6,535,133	5,221,911	4,962,167
1.02.02.01.04	In Subsidiaries -Goodwill	37,879	87,298	136,718
1.02.02.01.05	Other Investments	31	0	0
1.02.02.02	Property, Plant and Equipment	12,618,843	12,031,793	12,020,165
1.02.02.02.01	In Operation, Net	11,011,930	11,250,457	11,524,199

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1.02.02.02.02	In Construction	1,194,921	636,411	352,025
1.02.02.02.03	Land	411,992	144,925	143,941
1.02.02.03	Intangible Assets	0	0	0
1.02.02.04	Deferred Charges	161,183	177,077	194,900

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2	Total Liabilities	26,608,601	24,305,340	24,375,769
2.01	Current Liabilities	6,523,450	5,521,473	5,273,803
2.01.01	Loans and Financing	1,386,359	2,126,852	979,704
2.01.02	Debentures	350,147	36,240	661,920
2.01.03	Suppliers	1,046,600	1,404,537	1,149,504
2.01.04	Taxes and Contributions	764,223	385,694	305,526
2.01.04.01	Salaries and Social Contributions	72,897	54,634	59,903
2.01.04.02	Taxes Payable	358,740	204,580	119,143
2.01.04.03	Deferred Income Tax	93,000	93,000	93,000
2.01.04.04	Deferred Social Contribution	33,480	33,480	33,480
2.01.04.05	Taxes Paid in Installments	206,106	0	0
2.01.05	Dividends Payable	2,115,881	686,984	1,324,087
2.01.06	Provisions	117,702	20,645	13,289
2.01.06.01	Contingencies	123,897	53,584	40,451
2.01.06.02	Judicial Deposits	(57,315)	(32,939)	(27,162)
2.01.06.03	Provision for Pension Fund	51,120	0	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	742,538	860,521	839,773
2.01.08.01	Accounts Payable - Subsidiaries	560,474	683,099	687,347
2.01.08.02	Other	182,064	177,422	152,426
2.02	Non-Current Liabilities	12,457,541	12,557,291	12,566,776
2.02.01	Long-Term Liabilities	12,457,541	12,557,291	12,566,776
2.02.01.01	Loans and Financing	6,344,740	5,419,156	6,587,731
2.02.01.02	Debentures	600,000	897,141	286,176
2.02.01.03	Provisions	4,324,095	5,667,992	5,212,880
2.02.01.03.01	Contingencies	3,389,164	3,773,113	3,192,954
2.02.01.03.02	Judicial Deposits	(1,011,875)	(108,627)	(143,021)
2.02.01.03.03	Deferred Income Tax	1,431,475	1,473,166	1,590,402
2.02.01.03.04	Deferred Social Contribution	515,331	530,340	572,545
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,188,706	573,002	479,989
2.02.01.06.01	Allowance for Loss on Investments	85,016	106,673	77,833
2.02.01.06.02	Accounts Payable – Subsidiaries	83,941	52,434	99,116
2.02.01.06.03	Provision for Pension Fund	180,760	286,940	223,400
2.02.01.06.04	Taxes Paid in Installments	773,585	0	0
2.02.01.06.05	Other	65,404	126,955	79,640
2.02.02	Deferred Income	0	0	0
2.04	Shareholders' Equity	7,627,610	6,226,576	6,535,190
2.04.01	Paid-in Capital Stock	1,680,947	1,680,947	1,680,947
2.04.02	Capital Reserves	30	0	0
2.04.03	Revaluation Reserve	4,585,553	4,208,550	4,518,054
2.04.03.01	Own Assets	4,360,515	4,208,197	4,517,701
2.04.03.02	Subsidiaries/Associated and Related Companies	225,038	353	353
2.04.04	Profit Reserves	1,361,080	337,079	336,189
2.04.04.01	Legal	336,189	336,189	336,189
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Income	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2.04.04.05	Retention of Profits	0	0	0
2.04.04.06	Special For Non-distributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	1,024,891	890	0
2.04.04.07.01	From Investments	1,768,321	677,611	637,611
2.04.04.07.02	Treasury Stock	(743,430)	(676,721)	(637,611)
2.04.05	Retained Earnings/Accumulated Losses	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/1/2007 to 12/31/2007	4 – 1/1/2006 to 12/31/2006	5 – 1/1/2005 to 12/31/2005
3.01	Gross Revenue from Sales and/or Services	11,150,493	8,743,881	10,147,678
3.02	Gross Revenue Deductions	(2,470,547)	(1,754,622)	(1,973,701)
3.03	Net Revenue from Sales and/or Services	8,679,946	6,989,259	8,173,977
3.04	Cost of Goods and/or Services Sold	(4,911,166)	(4,780,880)	(4,448,925)
3.04.01	Depreciation, Depletion and Amortization	(914,288)	(774,637)	(759,235)
3.04.02	Other	(3,996,878)	(4,006,243)	(3,689,690)
3.05	Gross Income	3,768,780	2,208,379	3,725,052
3.06	Operating Income/Expenses	(21,850)	(715,958)	(1,147,019)
3.06.01	Selling Expenses	(307,348)	(254,036)	(268,396)
3.06.01.01	Depreciation and Amortization	(6,378)	(9,544)	(8,359)
3.06.01.02	Other	(300,970)	(244,492)	(260,037)
3.06.02	General and Administrative	(285,850)	(249,772)	(211,146)
3.06.02.01	Depreciation and Amortization	(18,250)	(14,292)	(15,759)
3.06.02.02	Other	(267,600)	(235,480)	(195,387)
3.06.03	Financial	(353,192)	(826,473)	(310,515)
3.06.03.01	Financial Income	(356,928)	(527,706)	(303,174)
3.06.03.02	Financial Expenses	3,736	(298,767)	(7,341)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	1,198,638	707,922	923,530
3.06.03.02.02	Financial Expenses	(1,194,902)	(1,006,689)	(930,871)
3.06.04	Other Operating Income	28,329	764,007	28,711
3.06.05	Other Operating Expenses	(212,464)	(314,067)	(10,984)
3.06.06	Equity Pick-up	1,108,675	164,383	(374,689)
3.07	Operating Income	3,746,930	1,492,421	2,578,033
3.08	Non-Operating Income	(17,104)	17,887	(6,292)
3.08.01	Income	5,105	201,555	4
3.08.02	Expenses	(22,209)	(183,668)	(6,296)
3.09	Income before Taxes / Profit Sharing	3,729,826	1,510,308	2,571,741
3.10	Provision for Income and Social Contribution Taxes	(1,072,532)	(400,231)	(953,861)
3.11	Deferred Income Tax	247,951	59,289	260,878
3.11.01	Deferred Income Tax	162,647	(11,013)	163,032
3.11.02	Deferred Social Contribution	85,304	70,302	97,846
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0
3.15	Income/Loss for the Year	2,905,245	1,169,366	1,878,758
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	257,413	258,182
	EARNINGS PER SHARE (in Reais)	11,32693	4,54276	7,27687
	LOSS PER SHARE (in Reais)			

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2007 to 12/31/2007	4 – 1/1/2006 to 12/31/2006	5 – 1/1/2005 to 12/31/2005
4.01	Sources	5,471,945	4,346,655	5,281,436
4.01.01	Operations	1,104,816	1,418,291	2,118,718
4.01.01.01	Income/Loss for the Year	2,905,245	1,169,366	1,878,758
4.01.01.02	Amounts not Affecting Working Capital	(1,800,429)	248,925	239,960
4.01.01.02.01	Long-term Monetary and Foreign Exchange Variations	(1,560,515)	(209,190)	(1,010,185)
4.01.01.02.02	Equity Pick-Up	(1,108,675)	(164,383)	374,689
4.01.01.02.03	Permanent Assets Write-off	27,932	(9,240)	8,527
4.01.01.02.04	Depreciation / Depletion / Amortization	938,916	798,473	783,353
4.01.01.02.06	Deferred Income and Social Contribution Taxes	(158,738)	(181,091)	(95,442)
4.01.01.02.07	Provision for Contingencies	121,669	(41,413)	164,140
4.01.01.02.08	Provision for Actuarial Liability	(55,060)	63,540	22,832
4.01.01.02.09	Other	(5,958)	(7,771)	(7,954)
4.01.02	From Shareholders	0	0	0
4.01.03	From Third Parties	4,367,129	2,928,364	3,162,718
4.01.03.01	Inflow of Long-term Loans and Financing	1,970,303	1,256,969	1,937,650
4.01.03.02	Transfer of Long-term loans and Financing	1,931,115	600,000	0
4.01.03.03	Decrease in Other Receivables	209,094	301,775	354,424
4.01.03.04	Increase in Other Liabilities – Income / Social Contribution Taxes	15,128	373,837	702,545
4.01.03.05	Subsidiaries' Proposed Dividends/Interest on Shareholders' Equity	241,489	202,770	168,099
4.01.03.06	Recovery of Loss Claimed	0	193,013	0
4.02	Applications	6,699,219	5,130,901	5,230,081
4.02.01	Investments	187,119	212,766	204,089
4.02.02	Property, Plant and Equipment	933,678	970,245	654,930
4.02.03	Deferred Charges	47,561	42,181	45,361
4.02.04	Interest on Shareholders' Equity and Dividends	2,115,000	1,433,262	1,324,087
4.02.05	Treasury Stock	66,709	39,110	864,375
4.02.06	Transf. of loan and financing to the short- term	1,651,791	1,719,579	1,545,619
4.02.07	Increase in Long-Term Assets	675,585	323,041	273,116
4.02.08	Decrease in Other Long-Term Liabilities	0	382,208	318,504
4.02.09	Judicial Deposits	1,021,776	8,509	0
4.03	Increase/Decrease in the Working Capital	(1,227,274)	(784,246)	51,355
4.04	Changes in Current Assets	(225,297)	(536,576)	(894,977)
4.04.01	Current Assets at the Beginning of the Period	5,008,626	5,545,202	6,440,179
4.04.02	Current Assets at the End of the Period	4,783,329	5,008,626	5,545,202
4.05	Changes in Current Liabilities	1,001,977	247,670	(946,332)
4.05.01	Current Liabilities at the Beginning of the Period	5,521,473	5,273,803	6,220,135
4.05.02	Current Liabilities at the End of the Period	6,523,450	5,521,473	5,273,803

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - TOTAL SHAREHOLDERS" EQUITY
5.01	Opening Balance	1,680,947	0	4,208,550	337,079	0	6,226,576
5.02	Adjustments to Prior Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	30	377,003	65	300,465	677,563
5.04.01	Of Own Assets Net of Income and Social Contribution Taxes	0	0	(286,148)	0	286,148	0
5.04.02	Of Subsidiaries' Assets Net of Income and Social Contribution Taxes	0	0	(14,317)	0	14,317	0
5.04.03	Revaluation of Own Assets	0	0	438,463	0	0	438,463
5.04.04	Realization of Subsidiaries' Assets	0	0	239,005	0	0	239,005
5.04.05	Profit on the sale of shares	0	30	0	65	0	95
5.05	Treasury Stock	0	0	0	(66,774)	0	(66,774)
5.06	Income/Loss for the Year	0	0	0	0	2,905,245	2,905,245
5.07	Allocations	0	0	0	1,090,710	(3,205,710)	(2,115,000)
5.07.01	Declared Dividends	0	0	0	0	(665,081)	(665,081)
5.07.02	Dividends Supplementary to Declared Ones	0	0	0	0	(1,244,329)	(1,244,329)
5.07.03	Declared Interest on Shareholders' Equity	0	0	0	0	(134,919)	(134,919)
5.07.04	Interest on Shareholders' Equity Supplementary to Declared Ones	0	0	0	0	(70,671)	(70,671)
5.07.05	Constitution of Investment Reserve	0	0	0	1,090,710	(1,090,710)	0
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	1,680,947	30	4,585,553	1,361,080	0	7,627,610

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2006 TO 12/31/2006 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	0	4,518,054	336,189	0	6,535,190
5.02	Adjustments to Prior Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(280,508)	0	303,756	23,248
5.04.01	Of Own Assets Net of Income and Social Contribution Taxes	0	0	(280,508)	0	280,508	0
5.04.02	Debentures in the Market	0	23,248	0	0	0	23,248
5.04.03	Allocation of Debentures Redemption to Treasury Stock	0	(23,248)	0	0	23,248	0
5.05	Treasury Stock	0	0	0	(39,110)	0	(39,110)
5.06	Income/Loss for the Year	0	0	0	0	1,338,775	1,338,775
5.07	Allocations	0	0	0	40,000	(1,642,671)	(1,602,671)
5.07.01	Prepaid Dividends	0	0	0	0	(748,000)	(748,000)
5.07.02	Proposed Dividends and Interest on Shareholders' Equity	0	0	0	0	(854,671)	(854,671)
5.07.03	Investment Reserve	0	0	0	40,000	(40,000)	0
5.08	Other	0	0	(28,996)	0	140	(28,856)
5.08.01	Write-off of Interest on Shareholders' Equity Lapsed	0	0	0	0	140	140
5.08.02	Reversal of Revaluation CTE II Net of Income and Social Contribution Taxes	0	0	(28,996)	0	0	(28,996)
5.09	Closing Balance	1,680,947	0	4,208,550	337,079	0	6,226,576

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2005 TO 12/31/2005 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	17,319	4,763,226	383,049	0	6,844,541
5.02	Adjustments to Prior Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	(245,172)	0	245,525	353
5.04.01	Of Own Assets, Net of Income and Social Contribution Taxes	0	0	(245,525)	0	0	(245,525)
5.04.02	Reversal of Revaluation Reserve of Own Assets	0	0	0	0	245,525	245,525
5.04.03	Revaluation of Subsidiaries' Assets Net of Income and Social Contribution Taxes	0	0	353	0	0	353
5.05	Treasury Stock	0	(17,319)	0	(684,471)	(162,585)	(864,375)
5.06	Income/Loss for the Year	0	0	0	0	1,878,758	1,878,758
5.07	Allocations	0	0	0	637,611	(1,961,698)	(1,324,087)
5.07.01	Proposed Dividends and Interest on Shareholders' Equity	0	0	0	0	(1,324,087)	(1,324,087)
5.07.02	Investment Reserve	0	0	0	637,611	(637,611)	0
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	1,680,947	0	4,518,054	336,189	0	6,535,190

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1	Total Assets	27,052,241	25,028,301	24,245,857
1.01	Current Assets	8,396,140	7,927,762	8,164,081
1.01.01	Cash and Cash Equivalents	225,344	167,288	135,185
1.01.02	Receivable	1,877,645	2,363,915	2,371,236
1.01.02.01	Accounts Receivable	744,401	1,289,629	1,366,047
1.01.02.01.01	Domestic Market	764,943	762,950	879,153
1.01.02.01.02	Foreign Market	95,543	635,920	588,098
1.01.02.01.03	Allowance for Doubtful Accounts	(116,085)	(109,241)	(101,204)
1.01.02.02	Sundry Credits	1,133,244	1,074,286	1,005,189
1.01.02.02.01	Employees	5,048	14,029	13,917
1.01.02.02.02	Suppliers	320,781	151,284	86,381
1.01.02.02.03	Recoverable Corporate Income and Social Contribution Taxes	14,342	41,739	32,428
1.01.02.02.04	Deferred Income Tax	377,669	317,042	405,034
1.01.02.02.05	Deferred Social Contribution	134,407	112,588	98,105
1.01.02.02.06	Other Taxes	220,552	325,024	254,980
1.01.02.02.07	Prepaid Corporate Income Tax and Social Contribution	0	0	38,429
1.01.02.02.08	Other Credits	60,445	112,580	75,915
1.01.03	Inventories	2,419,745	2,435,281	1,907,462
1.01.04	Other	3,873,406	2,961,278	3,750,198
1.01.04.01	Marketable Securities	3,620,930	2,455,813	3,709,753
1.01.04.02	Prepaid Expenses	66,229	58,358	40,445
1.01.04.03	Insurance Claimed	186,247	447,107	0
1.02	Non-Current Assets	18,656,101	17,100,539	16,081,776
1.02.01	Long-Term Assets	2,177,707	1,927,316	1,861,190
1.02.01.01	Sundry Receivable	1,095,417	1,025,275	867,197
1.02.01.01.01	Loans – ELETROBRÁS	26,538	32,227	26,425
1.02.01.01.02	Securities Receivable	234,445	260,855	202,718
1.02.01.01.03	Deferred Income Tax	466,006	437,005	447,679
1.02.01.01.04	Deferred Social Contribution	156,428	119,155	95,459
1.02.01.01.05	Other Taxes	212,000	176,033	94,916
1.02.01.02	Receivable from Related Parties	0	0	63,258
1.02.01.02.01	In Associated and Related Companies	0	0	0
1.02.01.02.02	In Subsidiaries	0	0	63,258
1.02.01.02.03	In Other Related Parties	0	0	0
1.02.01.03	Other	1,082,290	902,041	930,735
1.02.01.03.01	Judicial Deposits	694,733	519,964	471,144
1.02.01.03.02	Prepaid Expenses	128,968	80,669	92,275
1.02.01.03.03	Securities	108,547	143,123	254,262
1.02.01.03.04	Other	150,042	158,285	113,054
1.02.02	Permanent Assets	16,478,394	15,173,223	14,220,586
1.02.02.01	Investments	956,281	957,674	270,745
1.02.02.01.01	In Associated/Related Companies	0	0	0
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0	0
1.02.02.01.03	In Subsidiaries	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1.02.02.01.04	In Subsidiaries –Goodwill	954,452	277,465	269,449
1.02.02.01.05	Other Investments	1,829	680,209	1,296
1.02.02.02	Property, Plant and Equipment	15,295,642	13,948,261	13,638,200
1.02.02.02.01	In Operation, Net	13,197,042	12,971,477	13,051,394
1.02.02.02.02	In Construction	1,610,250	792,907	424,038
1.02.02.02.03	Land	488,350	183,877	162,768
1.02.02.03	Intangible Assets	0	0	0
1.02.02.04	Deferred Charges	226,471	267,288	311,641

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2	Total Liabilities	27,052,241	25,028,301	24,245,857
2.01	Current Liabilities	6,844,150	4,317,780	4,792,540
2.01.01	Loans and Financing	1,414,768	994,904	758,976
2.01.02	Debentures	413,220	85,583	705,517
2.01.03	Suppliers	1,346,789	1,568,331	1,261,690
2.01.04	Taxes and Contributions	1,054,376	624,486	452,689
2.01.04.01	Salaries and Social Contributions	110,313	91,095	85,385
2.01.04.02	Taxes Payable	596,361	406,911	240,824
2.01.04.03	Deferred Income Tax	104,115	93,000	93,000
2.01.04.04	Deferred Social Contribution	37,481	33,480	33,480
2.01.04.05	Taxes Paid in Installments	206,106	0	0
2.01.05	Dividends Payable	2,115,881	686,984	1,324,087
2.01.06	Provisions	126,184	21,871	18,765
2.01.06.01	Contingencies	136,020	54,810	61,032
2.01.06.02	Judicial Deposits	(60,956)	(32,939)	(42,267)
2.01.06.02	Provision for Pension Fund	51,120	0	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	372,932	335,621	270,816
2.02	Non-Current Liabilities	12,665,830	14,586,377	12,980,876
2.02.01	Long-term Liabilities	12,660,694	14,581,085	12,974,795
2.02.01.01	Loans and Financing	6,289,941	7,349,138	6,908,495
2.02.01.02	Debentures	640,950	995,679	425,517
2.02.01.03	Provisions	4,530,086	5,766,286	5,253,888
2.02.01.03.01	Contingencies	3,484,645	3,877,086	3,250,526
2.02.01.03.02	Judicial Deposits	(1,023,173)	(134,372)	(159,585)
2.02.01.03.03	Deferred Income Tax	1,521,040	1,487,932	1,590,402
2.02.01.03.04	Deferred Social Contribution	547,574	535,640	572,545
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,199,717	469,982	386,895
2.02.01.06.03	Provision for Pension Fund	180,760	286,940	223,400
2.02.01.06.04	Taxes Paid in Installments	773,585	0	0
2.02.01.06.05	Other	245,372	183,042	163,495
2.02.02	Deferred Income	5,136	5,292	6,081
2.03	Minority Interests	0	0	0
2.04	Shareholders' Equity	7,542,261	6,124,144	6,472,441
2.04.01	Paid-in Capital	1,680,947	1,680,947	1,680,947
2.04.02	Capital Reserves	30	0	0
2.04.03	Revaluation Reserves	4,585,553	4,208,550	4,518,054
2.04.03.01	Own Assets	4,360,513	4,208,197	4,517,701
2.04.03.02	Subsidiaries/Associated and Related Companies	225,040	353	353
2.04.04	Profit Reserves	1,275,731	234,647	273,440
2.04.04.01	Legal	336,189	336,189	336,189
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Income	0	0	0
2.04.04.05	Profit Retention	0	0	0
2.04.04.06	Special For Non-distributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	939,542	(101,542)	(62,749)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2.04.04.07.01	Investments	1,768,321	677,611	637,611
2.04.04.07.02	Treasury Stock	(743,430)	(676,721)	(637,611)
2.04.04.07.03	Unrealized Income	(85,349)	(102,432)	(62,749)
2.04.05	Retained Earnings/Accumulated Losses	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/1/2007 to 12/31/2007	4 – 1/1/2006 to 12/31/2006	5 – 1/1/2005 to 12/31/2005
3.01	Gross Revenue from Sales and/or Services	14,423,165	11,265,137	12,283,464
3.02	Deductions from Gross Revenue	(2,982,183)	(2,224,768)	(2,245,877)
3.03	Net Revenue from Sales and/or Services	11,440,982	9,040,369	10,037,587
3.04	Cost of Goods and/or Services Sold	(6,674,224)	(5,988,785)	(5,468,263)
3.04.01	Depreciation and Amortization	(1,078,631)	(909,314)	(870,314)
3.04.02	Other	(5,595,593)	(5,079,471)	(4,597,949)
3.05	Gross Profit	4,766,758	3,051,584	4,569,324
3.06	Operating Income/Expenses	(974,600)	(1,383,645)	(1,687,355)
3.06.01	Selling Expenses	(598,689)	(476,343)	(577,226)
3.06.01.01	Depreciation and Amortization	(7,752)	(10,809)	(9,990)
3.06.01.02	Other	(590,937)	(465,534)	(567,236)
3.06.02	General and Administrative	(430,061)	(376,476)	(322,511)
3.06.02.01	Depreciation and Amortization	(45,893)	(41,270)	(43,791)
3.06.02.02	Other	(384,168)	(335,206)	(278,720)
3.06.03	Financial	316,237	(899,525)	(761,174)
3.06.03.01	Financial Income	884,666	(14,402)	463,859
3.06.03.02	Financial Expenses	(568,429)	(885,123)	(1,225,033)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	824,268	471 ,707	132,480
3.06.03.02.02	Financial Expenses	(1,392,697)	(1,356,830)	(1,357,513)
3.06.04	Other Operating Income	285,375	805,945	55,836
3.06.05	Other Operating Expenses	(437,778)	(349,737)	(27,110)
3.06.06	Equity Pick-up	(109,684)	(87,509)	(55,170)
3.07	Operating Income	3,792,158	1,667,939	2,881,969
3.08	Non-Operating Income	144,728	19,066	(7,372)
3.08.01	Income	862,541	222,247	33,497
3.08.02	Expenses	(717,813)	(203,181)	(40,869)
3.09	Income Before Taxes/ Profit Sharing	3,936,886	1,687,005	2,874,597
3.10	Provision for Income and Social Contribution Taxes	(1,309,220)	(604,919)	(1,092,907)
3.11	Deferred Income Tax	294,684	85,439	223,592
3.11.01	Deferred Income Tax	197,361	8,151	135,581
3.11.02	Deferred Social Contribution	97,323	77,288	88,011
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0
3.14	Minority Interest	0	0	0
3.15	Income/Loss for the Year	2,922,350	1,167,525	2,005,282
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	257,413	258,182
	EARNINGS PER SHARE (in reais)	11,39362	4,53561	7,76693
	LOSS PER SHARE (in reais)			

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2007 to 12/31/2007	4 – 1/1/2006 to 12/31/2006	5 – 1/1/2005 to 12/31/2005
4.01	Sources	6,089,489	5,967,596	6,484,019
4.01.01	Operations	3,087,677	1,991,715	2,438,183
4.01.01.01	Income/Loss for the Year	2,922,350	1,167,525	2,005,282
4.01.01.02	Amounts not Affecting Working Capital	165,327	824,190	432,901
4.01.01.02.01	Long-term Monetary and Foreign Exchange Variations	(1,634,757)	(152,114)	(614,141)
4.01.01.02.02	Equity Pick-Up	109,684	87,509	55,170
4.01.01.02.03	Permanent Assets Write-off	696,509	16,379	34,616
4.01.01.02.04	Depreciation /Amortization/Depletion	1,132,276	961,393	924,094
4.01.01.02.06	Deferred Income and Social Contribution Taxes	(196,440)	(137,458)	(100,688)
4.01.01.02.07	Provision for contingencies	106,281	(10,052)	133,350
4.01.01.02.08	Provision for Actuarial Liability	(55,060)	63,540	22,832
4.01.01.02.09	Deferred Income Variations	(156)	(789)	(23,402)
4.01.01.02.10	Other	6,990	(4,218)	1,070
4.01.02	From Shareholders	0	0	0
4.01.03	From Third Parties	3,001,812	3,975,881	4,045,836
4.01.03.01	Inflow of Long-Term Loans and Financing	1,976,003	1,631,358	2,947,967
4.01.03.02	Issue of Debentures	0	600,000	0
4.01.03.03	Decrease in Other Realizables	114,839	504,378	304,261
4.01.03.04	Increase in Other Liabilities – Income /Social Contribution Taxes	910,970	1,047,132	793,608
4.01.03.05	Subsidiaries' Proposed Dividends/Interest on Shareholders' Equity	0	0	0
4.01.03.06	Recovery of Loss Claimed	0	193,013	0
4.02	Applications	8,147,481	5,729,155	5,571,126
4.02.01	Investments	793,167	772,520	81,690
4.02.02	Property, Plant and Equipment	1,571,012	1,450,156	888,587
4.02.03	Deferred Charges	48,814	45,117	46,664
4.02.04	Interest on Shareholders' Equity and Dividends	2,115,000	1,433,262	1,324,087
4.02.05	Treasury Stock	66,709	39,110	864,375
4.02.06	Transf. of loans and financing to the short term	2,133,367	1,285,314	1,643,503
4.02.07	Increase in Long-Term Assets	135,695	322,955	371,795
4.02.08	Decrease in Other Long-Term liabilities	273,909	367,614	350,425
4.02.09	Judicial Deposits	1,009,808	13,107	0
4.03	Increase/Decrease in the Working Capital	(2,057,992)	238,441	912,893
4.04	Changes in Current Assets	468,378	(236,319)	(444,433)
4.04.01	Current Assets at the Beginning of the Period	7,927,762	8,164,081	8,608,514
4.04.02	Current Assets at the End of the Period	8,396,140	7,927,762	8,164,081
4.05	Changes in Current Liabilities	2,526,370	(474,760)	(1,357,326)
4.05.01	Current Liabilities at the Beginning of the Period	4,317,780	4,792,540	6,149,866
4.05.02	Current Liabilities at the End of the Period	6,844,150	4,317,780	4,792,540

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

09.01 - INDEPENDENT AUDITORS REPORT - UNQUALIFIED

To
The Board of Directors and the Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have examined the accompanying balance sheet of Companhia Siderúrgica Nacional (the Company) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the result of their operations, changes in its shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was performed with the objective of expressing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and added value for the year ended December 31, 2007 are supplementary to the aforementioned financial statements, are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures described in the second paragraph and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. The financial statements of Companhia Siderúrgica Nacional (parent company and consolidated) and the respective supplementary information, already referred to in the paragraph four above, for the year ended December 31, 2006, were examined by other independent auditors, who issued an unqualified opinion dated March 29, 2007, containing emphasis referring to the accident involving the blast furnace III, causing the stoppage of such equipment during the first half year of 2006. The Company, maintaining insurance policy related to loss of profits and property damages covered by indemnification, requested the recovery of losses incurred by such casualty. Likewise, the Company, based on calculations, which were confirmed by experts engaged by the insurance companies, recognized under item "other operating revenues", a minimum estimate of loss of profit indemnification of R$730 million and under item "non-operating income" the amount of R$19 million for the recovery of property damages. Up to December 31, 2006, the Company had received as advances the approximate amount of R$476 million.

March 6, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC 1RJ052428/O-2

Carla Bellangero
Accountant CRC 1SP196751/O-4-S-RJ

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
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December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

MANAGEMENT REPORT

Year 2007

1 MESSAGE FROM THE BOARD OF DIRECTORS - CHAIRMAIN

The results achieved by the Company in 2007, conquered through the effort of everyone in the Company, were quite significant and represent that the strategy and goals established since CSN's privatization were correct.

2007 is a year that will mark the history of the Company, since it was the year when we expanded the iron ore production of Casa de Pedra, in the State of Minas Gerais, acquired new mining assets and started to export iron ore from Itaguaí Port terminal, in the state of Rio de Janeiro. Our goal of becoming one of the largest iron ore companies of the world, as soon as we reach an annual production of 100 million tonnes is coming true.

The year was also characterized by a strong economic growth in Brazil, as a result of the acceleration of consumption. The fact that we are well-structured and present in different markets of the domestic economy has allowed us to take advantage of the moment and consolidate our leadership in the steel markets of products destined for civil construction, home appliances and distribution.

We have also expanded our share in the automotive and distribution markets, and produced 5.3 million tonnes of crude steel.

CSN's net profit in 2007 was in the amount of R$2.92 billion, a record figure for the Company, approximately 150% higher than in 2006. EBITDA margin, in its turn, surpassed 42%, maintaining CSN among the most profitable integrated steel companies in the world.

The Company carried out investments in the amount of R$1.6 billion, highlighting the expansion of Casa de Pedra mine and of Itaguaí Port. Investments in subsidiaries were concentrated on MRS Logística and CSN Cimentos. The cement grinding plant, located in the industrial district of Presidente Vargas Steelworks, in Volta Redonda, received investments of approximately R$100 million in 2007, and it is practically concluded already. All the equipment for the long steel project, also developed in CSN's industrial facility, had already been acquired by the end of 2007.

In the financial market, the appreciation of our securities, both by the shares traded in BOVESPA and by the ADRs traded in NYSE were extremely significant, reaching appreciations of 157% and 216%, respectively. Among the companies that comprise the IBOVESPA index, it was the highest appreciation in the year. In NYSE, the appreciation of CSN's ADRs was the highest among the Latin American companies.

The success that has been achieved in this recent past is translated into the recognition of our right choices and, more than that, represents a motivation for us to achieve even more in the future. We have met and even exceeded expectations as for our potential, and we are honoring our commitment of turning CSN into an even more solid Company, and prepared for new challenges.

Benjamin Steinbruch
Chairman of the Board of Directors

(A free translation of the original report in Portuguese)

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December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

2 THE COMPANY

CSN is a highly integrated Company whose steel operations cover the entire steel production chain, from the mining of iron ore to the final delivery of steel slabs, sheets, coils and packaging. It also holds interests in railways, port terminals and power generation. Founded in 1941 by the Getúlio Vargas government, it began operations in 1946 as Brazil's first flat steel producer, paving the way for the implantation of the national automotive sector. Privatized in 1993, it was entirely restructured, becoming one of the world's most competitive and profitable steelmakers. Currently, it focuses on four key areas: mining, steel, logistics and energy and cement.

This integrated production system, allied to top-quality management, ensures that production costs are among the lowest in the global steel sector.

2.1. MINING

2.1.1 Iron Ore

The iron ore market remained buoyant throughout the year. Growing demand, both in Brazil and abroad, especially in China, sent prices up to record thresholds. As a result, the great challenge facing firms that operate in this sector at the moment is to ensure sufficient supply quality and capacity to meet their clients' needs. Output is sold as soon as it is produced and this scenario may continue for some years.

Believing in the outlooks for this market, in July 2007 CSN acquired, through its wholly-owned subsidiary Nacional Minérios S.A. (NAMISA), all shares of Companhia de Fomento Mineral (CFM), a mining company with an installed production capacity of approximately 6 million tonnes of iron ore per year, and integrated it in CSN's logistics system (railway and port).

CSN continues to invest in the expansion of the capacity of the Casa de Pedra mine, and also in its subsidiary NAMISA. The Company intends to increment its production capacity on a yearly basis, until it reaches around 80 million tonnes per year by 2013. Through NAMISA, CSN also intends to take part in the international market of iron ore purchase and sale, having its logistics as a support.

The Company has audited reserves of 1.6 billion tonnes of iron ore in the Casa de Pedra mine, and it has been working towards converting new resources into proven and probable reserves. A new technical auditing of the reserves is expected to be carried out in 2009, with the purpose of at least doubling the audited volume of reserves.

2.1.2 Limestone

The mining works of Arcos, located in Pedreira da Bocaina, in Arcos (MG), are responsible for the production of limestone and dolomite, and also of all the fluxes consumed by CSN in the blast furnaces and steelworks of the Volta Redonda mill. As from 2009, the Bocaina mine will also supply limestone to the new clinker plant, to be installed somewhere near the current deposit. With that, limestone production will be 4 million tonnes per year, a volume that will be reached by the current installation, only with a few changes in the strap transportation system.

As the clinker plant starts its operations, the deposit will have an optimized technical utilization of the various ores used for fluxes, calcinations and, from now on, clinker and cement.

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10.01 - MANAGEMENT REPORT

2.1.3 Tin

Estanho de Rondônia S.A. (ERSA) comprises the Santa Bárbara tin mine in Itapuã do Oeste, and a smelting plant in Ariquemes, both in the state of Rondônia. The output of its deposits is used in the production of tin-plate in the Presidente Vargas Steelworks, in Volta Redonda.

2.2 STEEL

CSN produces everything from steel slabs to coated items, including galvanized, Galvalume and pre-painted, as well as metallic sheets. All of these products are high value-added products less susceptible to price fluctuations in the international market. The Presidente Vargas Steelworks in Volta Redonda turns out the most complete range of flat steel products in Latin America. At the end of 2008, it will also begin producing long steel using the infrastructure of the old foundry in the premises of Presidente Vargas Steelworks.

Currently, CSN's main markets are the automotive, construction, distribution, home appliance, OEM and metal packaging sectors.

The Company has five galvanizing lines in Brazil – three in the Presidente Vargas Steelworks, in Volta Redonda, one in GalvaSud, in Porto Real (in Rio de Janeiro) and another branch called CSN Paraná, in Araucária (State of Paraná), which also produces cold-rolled and pre-painted products. It also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized products, and Lusosider, in Paio Pires, Portugal, which also produces coated steel. The production mix of GalvaSud's galvanization line, which is the only one in the Company equipped for producing automotive sheets, had its production directed to this sector, which presented a strong growth in demand in 2007.

CSN is the sole producer of tin-plate in Brazil and one of the five largest producers in the world, with an installed capacity of 1.1 million tonnes per year. It is also Brazil's sole producer of Galvalume, steel coated with zinc and aluminum which combines shininess with high resistance and is being increasingly used by the construction industry. It also produces pre-painted steel, much in demand in the construction and home-appliance industries, which is delivered to the clients in the right specifications of size and color. In 2007, the pre-painted output presented once again an expressive growth, reaching 103 thousand tones/year, 25% higher than the volume produced in 2006.

In 2007, the Presidente Vargas Steelworks had an excellent operating performance, marked by the annual production record of the Hot-Strip Mill, which produced 5.1 million tonnes, 47 thousand tonnes more than the prior record achieved in 2004. This result had an impact on the volume of products shipped, which also reached a record level of 5.2 million tonnes. Due to the strong demand from the domestic market, mostly focused on uncoated products, the production mix was less concentrated on tin-coated and galvanized products, with no negative impact on the steelworks' operating efficiency.

Crude steel production reached 5.3 million tonnes, which represent a 95% utilization of the 5.6 million tonne installed capacity of Presidente Vargas Steelworks. This volume was supported by the production of 5.1 million tonnes of pig iron in Blast Furnaces 2 and 3, which were operating in normal and full capacity during the whole year. The average fuel rate for the year, of 498 Kg/ton, was the best result in the Company's history, and it reflects the full recovery of Blast Furnace 3 after the accident occurred in 2006.

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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Metalic Nordeste

Metalic is the only manufacturer of two-piece steel cans for carbonated beverages in Latin America. In 2007, the company, which also produces aluminum lids, sold 710 million cans and 1,494 million lids, 22% more than the prior year. It retains a 6% share in the Brazilian beverage can market and 48% in the Northeast market.

In 2007, Metalic began to establish Green Belts and groups of process improvement, which contributed for the result of its performance indices.

Metalic plans to expand its production capacity to 1 billion cans and 1.6 million in lids, in 2008. In addition, the company has been conducting studies to enable the construction of a new plant, this time nearer the country's main consumption region, the Southeast.

Prada

In 2006, CSN acquired, through its subsidiary Inal, Companhia Metalúrgica Prada, which is Brazil's leading manufacturer of steel packaging for the chemical and food industries and presents approximately 20% in market share. The acquisition is currently in the process of being approved by Cade (the government's antitrust authority).

In the second semester, Prada was subjected to a thorough organizational overhaul, which involved maximizing costs and personnel, redirecting productive processes and providing integrated solutions for clients.

Founded in 1936, Prada has production units in São Paulo (State of São Paulo), Uberlândia (State of Minas Gerais) and Pelotas (State of Rio Grande do Sul), employing 1,400 people. The Company is carrying out important investments in its lithographic plant, with the acquisition of a high-speed four-color printing line, the only one operating in Brazil. It has also hired the Management Development Institute (INDG) aiming to enhance its operating efficiency standards.

Inal

CSN operates in the steel distribution and service market through Indústria Nacional de Aços Laminados S.A. (Inal), which sells throughout the country, and has Service and Distribution Centers to supply various sectors, such as: automotive, autoparts, home appliances, construction, machinery and equipment, dealers and furniture industries. Inal, the leader in the flat steel distribution segment, sells all CSN's line of products, adding a wide range of cut and delivery services in order meet the most demanding customers' needs .

In 2007, it distributed 439 thousand tonnes of steel, 20% more than in 2006, having reached this way a new company record.

GalvaSud

GalvaSud S.A. is strategically located between Rio de Janeiro and São Paulo attending mainly the automotive sector and offering a wide range of world-class products and services. It has galvanizing and shearing lines, in addition to a state-of-the-art laser welding facility, and its main customer is the automotive industry. In 2007, due to its production mostly destined to the automotive market, it produced 302 thousand tonnes, versus 273 thousand tonnes in 2006.

CSN LLC

CSN LLC is the Company's Branch in the USA, and it manages a cold-strip and galvanization mill, installed in the state of Indiana. In 2007, 377 thousand tonnes of galvanized and cold-rolled coils were produced in this unit, versus 361 thousand tonnes in 2006, which were added to the 87 thousand coils imported, to be produced in Brazil (45 thousand tonnes in 2006) for commercialization in the North American market.

(A free translation of the original report in Portuguese)

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10.01 - MANAGEMENT REPORT

Lusosider

Installed in Paio Pires, Portugal, the company operates with cold-strip, galvanization and electrolytic tinning. In 2007, it produced and shipped to the European market 54 thousand tonnes of tin plates and 232 thousand tonnes of galvanized products, besides 51 tonnes in hot-rolled pickled coils and 41 thousand cold-rolled coils, which totaled a 369-thousand-tonne production.

2.3 LOGISTICS AND ENERGY

- **Ports**

CSN manages two terminals in Rio de Janeiro: a Solid Bulk Terminal (Tecar) and a Container Terminal (Sepetiba Tecon), both in the port of Itaguaí. Tecar is currently being expanded to give support to iron ore exports in the first quarter of 2008, with an initial capacity of 30 million tonnes per year.

The expansion works will continue throughout 2012.After its conclusion Tecar will have a shipping capacity of 70 million tonnes per year, consolidating Itaguaí as one of Brazil’s largest port complexes.

In 2007, Tecar loaded 5.7 million tonnes of iron ore and unloaded 4.4 million tonnes of other products, including coal, coke, sulphur, zinc concentrate for CSN and various of its clients. This volume was 69% higher than in 2006.

Sepetiba Tecon – The Terminal of Containers and General Cargo, managed by CSN, has been going through preparations for the increase in demand in the logistics market and in the container and general cargo operations, generated by the growth in the world and Brazilian economies. This is one of the terminals that grows most in Brazil, and the buoyant demand in the port sector, together with its qualification and investments, has contributed to turn Sepetiba Tecon into the largest container terminal in the State of Rio de Janeiro, and one of the largest in the country in its segment. In order to meet the increase in demand, various projects for capacity expansion and operating improvements are under analysis and development, and the acquisition process of two Portainers Super Post Panamax and two Transtainers on tires was concluded in 2007 – a US$15-million investment – and they are already in operation.

The reduction in the volume of cargo operations in 2007, when compared to the prior year, was basically due to the discontinuity of the exceeding demand of containers from Paranaguá and Santos Terminals, the interruption of slab imports by CSN and the reduction in steel products exports, deriving from the buoyant domestic market and the appreciation of the Real versus the US Dollar. The following chart shows the evolution of operations in the last four years:



- **Railways**

CSN retains an interest in two railways companies: MRS Logística (32.93%), which operates the former Southeastern Network of the Federal Railways (RFFSA), in the axis connecting Rio de Janeiro, São Paulo and Belo Horizonte, and CFN (46.88%), which operates the RFFSA’s former Northeastern Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

MRS Logística – which has been operating for 11 years – continuous to follow the path of growth. In 2007, it transported 126.3 million tonnes, a volume 11.5% higher than in the prior year and three times higher to what was achieved in the first half of the 90s, and it reached 80.9 thousand containers handled, 4.9% more than in the prior year – consolidating its position as the largest container carrier in the domestic railway sector. Gross revenue reached R$2,515 million, a 10.6% increase when compared to 2006, and the net profit reached a record: R$548.4 million, versus R$540.9 million in the previous year.

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

The focus of MRS' activities remain dedicated to clients called heavy haul clients (cargos of ore, bauxite, coal and coke), which account for 76.9% of the total transported by the Company, and to long-term agreements, new businesses and projects, consolidated throughout the year to leverage the company's growth. The railroad services that are rendered by the Company are vital for the supply of raw materials and in the outflow of finished products. MRS transports all the iron ore, coal and coke consumed by Presidente Vargas Steelworks and a part of the steel produced by CSN, for the domestic and foreign markets, in addition to mining products.

CFN, in association with the federal government, will invest R$4.5 billion in construction of 1,860 kilometers of track, creating Nova Transnordestina Railway, which will have a cargo transportation capacity designed for the transport of 17 million tonnes in 2010 and approximately 27 million in 2020, when the new railway will play an important role in the development of Brazil's Northeast region.

- **Energy**

CSN is one of Brazil's largest industrial electric power consumers only behind the aluminum producers. That is why since 2000, it has been investing in power generation projects in order to ensure self-sufficiency. Its electrical assets are the 1,450-MW Itá Hydroelectric Plant, in Santa Catarina, in which it holds a 29.5% stake; the 210-MW Igarapava Hydroelectric Plant, in Minas Gerais, where it holds a 17.9% interest; and the 238-MW cogeneration thermoelectric plant in Presidente Vargas Steelworks, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generating capacity of 430 MW.

2.4. CEMENT

The cement industry is a great supplement to steelworks and supplies the entire industrial segment that operates in civil construction, which is a sector of fundamental importance for the country's economic development. The Brazilian habitation deficit is estimated at 7.2 million units. Today, half of the Brazilian cement consumption is concentrated in the Southeastern Region.

Presidente Vargas Steelworks, in Volta Redonda, generates approximately 1.4 million tonnes of blast furnace slag per year. This slag represents up to 70% of the raw material used in cement production. Aiming the exploitation of this resource, the Company created a business unit to operate in this market, producing cement in a commercial scale in its own plant, which is being implemented in Volta Redonda, and which is expected to start its operations in 2008, also using a clinker to be produced in Arcos (State of Minas Gerais), where CSN has its own limestone mine.

3 OUTLOOK, STRATEGY AND INVESTMENTS

With global growth likely to remain high, in spite of the challenges faced by the American economy, the demand for long steel and iron ore and cement (in Brazil) should remain buoyant in the coming years.

Given this favorable outlook, CSN will seek to use its competitive advantages to expand its businesses in Brazil and abroad, particularly in the European Union and in the Unites States, through its existing subsidiaries and possible new strategic acquisitions.

The investments are aimed at substantially increasing the current iron ore and flat steel production capacity, and entering the segments of long steel and cement.

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| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - MANAGEMENT REPORT

3.1 Iron ore growth

The year of 2007 marked CSN's first entry into the international iron ore market. The first step towards this goal was taken in February 2007, with the completion of the first phase of the expansion project of the bulk export terminal in Itaguaí (RJ) and the shipment of the first ship.

CSN's goal is to enter the main consuming markets with its high-quality iron ore.

The total volume of investments in the expansion of the Casa de Pedra mine, the port terminal and the pelletizing plants amounts to approximately US$2.8 billion. The business plan is to increase by five times the Company's mining area in the next five years, incrementing the current total production capacity from 16 to 80 million tonnes/year up to 2013.

In 2008, the expectation for production and acquisition from third parties is in the amount of 30.5 million tonnes of iron ore.

The iron ore segment is characterized by high margins and returns, and the accumulated price increase in the last five years has been of 165%.

3.2 Growth in Steelmaking

Investments have already been approved and forecast an expansion in the production capacity of flat and long steel from the present level of 5.6 million tonnes per year up to 14.6 million tonnes.

The projects in analysis may triple CSN's current crude steel output, enabling even more its global operations expansion plans.

The idea is (i) to produce more slabs in Brazil, shipping abroad for rolling and finishing, thereby acting as a major player in strategic markets, especially the European Union and the USA, via its existing overseas subsidiaries and new acquisitions and (ii) supplement the product portfolio directed to the domestic market, especially in the long-steel segment, strategically positioning itself for the expected expansion in the Brazilian economy. In this sense, as from December 2008 the new plant should be already operating, with a production capacity to produce 600 thousand tonnes of long steel from the infrastructure and raw materials already existent in Presidente Vargas Steelworks.

In 2007, demand for flat and long steel in Brazil increased by 17.3% and 16.8%, respectively. For the year of 2008, analysts forecast a 10% increase in demand, at least.

3.3 Growth in new Markets/Cement

CSN is investing approximately US$185 million with the purpose of adding value to its shareholders, to produce a total of 2.7 million tonnes of cement from the annual production of blast furnace slag in Presidente Vargas Steelworks and limestone from its exclusive mine located in the city of Arcos, in the state of Minas Gerais. The conclusion of the first phase of investment will occur in the second half of 2008, with an initial production of 1.3 million tonnes. The cement industry has been recording an average annual growth of 6% for the past five years, and in 2007 the preliminary results show a 9.0% increase in relation to 2006, according to data from the National Union of the Cement Industry (SNIC). Considering the expectation of a GDP expansion in the country, which is directly linked to the implementation of important infrastructure projects, the cement demand should grow by 10% in 2008.

(A free translation of the original report in Portuguese)

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10.01 - MANAGEMENT REPORT

Main Highlights

- CSN reached a record amount of R$2.9 billion in Net Income in 2007, which is150% higher than the Net Income obtained in 2006.
- Annual steel product sales volume reached 5.4 million tonnes, an all-time record for the Company and 23% more than in 2006.
- Net revenue reached an impressive amount of R$11.4 billion in 2007, 27% more than in 2006 and another record.
- CSN's annual EBITDA reached the record mark of R$4.9 billion, a 54% increase over 2006, also CSN's highest EBITDA figure ever.
- The appreciation for both shares negotiated in Bovespa and the ADRs negotiated in NYSE in 2007 was extremely significant, having reached 157% and 216% respectively. The appreciation of CSN's shares, among the companies Bovespa's index is composed of, was the highest in the year. At NYSE, CSN's ADRs appreciation was the highest among Latin American companies.
- In 2007, the annual crude steel production totaled more than 5.3 million tonnes, an increase of 52% in relation to 2006.
- In 2007, the Company and its subsidiary NAMISA produced and acquired from third parties more than 21 million tonnes of iron ore. Iron ore sales totaled 10.5 million tonnes in Brazil and abroad (in addition to the 7.1 million tonnes consumed internally by the Presidente Vargas Steelworks).
- The net debt/EBITDA ratio, calculated based on the EBITDA of the last 12 months, continued to decline, falling from 1.74x in December 2006, to 0.99x at the year end of 2007. In monetary terms, the net debt fell by 28%, from R$6.7 billion to R$ 4.8 billion.

Economic Context and Scenario for the Sector

BRAZIL

Thanks to the healthy performance of the Brazilian economy, domestic steel product sales increased strongly in 2007. Cash-heavy and with prospects of domestic demand remaining strong, sector manufacturers and clients have announced substantial investment plans for the coming years.

Average GDP growth estimates for 2007 increased from 4.7% in October to 5.1% in December, while the 2008 forecast climbed from 4.4% to 4.5% in the same period.

Industry, services and agriculture were expected to grow by 5.1%, 4.6% and 4.6%, respectively, in 2007. In 2008, all three sectors should grow by between 4% and 5%.

Average inflationary projections for 2007 and 2008 have also moved up due to the recent acceleration in food prices.

The forecast for the consumer IPCA index in 2007 increased from 3.9% to 4.2%, while the 2008 projection climbed from 4.1% to 4.2%. As for the general IGP-M index, the 2007 and 2008 estimates rose from 5.5% in October to 6.8% in December and from 4.2% to 4.5%, respectively (Focus/Febraban).

All these factors were decisive in ensuring that the Brazilian steel industry closed 2007 on a highly optimistic note.

Pushed by buoyant demand, domestic crude steel production moved up substantially throughout the year, totaling 33.8 million tonnes, 9.3% more than in 2006.

Total rolled output moved up 9.1% to 25.5 million tonnes in 2007, while production of rolled flat products grew by 9.2% to 15.7 million tonnes.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   December 31, 2007   Brazilian Corporate Law

00403 – 0   **COMPANHIA SIDERÚRGICA NACIONAL**   33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Steel sales reached record levels. Total annual domestic sales volume stood at 20.5 million tonnes, 16.9% higher than in 2006, while rolled flat and long steel volumes climbed 17.3% and 16.8%, respectively

The prospects are equally favorable for 2008, with domestic sales looking set to grow at similar high rates.

The flat steel consuming sectors did exceptionally well, exemplified by the automotive and construction industries, as well as investments in infrastructure and capital goods, especially in oil and its by-products, chemical and petrochemical, and electric power generation sectors, among others.

The automotive sector had a particularly fine performance. Domestic vehicle sales totaled more than 2.4 million units sold, 28% more than in 2006, and annual production in 2007 reached 2.9 million units, a growth of 14% over the prior year. The forecasts for 2008 are equally favorable, with heated domestic demand generating growth of approximately 9% over 2007.

Agricultural machinery also experienced an exceptional year in 2007. Production exceeded 65 thousand units, 41% more than in 2006, with domestic sales of 38.3 thousand units, 49% more than the year before, and exports of 27.1 thousand units, annual growth of approximately 20%.

The outlook for 2008 is equally bright, both in Brazil and abroad.

Construction also deserves to be highlighted due to its performance in 2007. Production climbed by 5.5% over 2006 thanks to the greater availability of mortgage loans. The projections for 2008 remain encouraging.

The home appliance sector recorded, led by refrigerators, stoves, IT equipment, steel furniture, consumer electronics items and home appliances, average annual growth of between 10% and 15% when compared to 2006. The decisive reasons for the increase of this segment were the reduction in interest rates, the growth in the bulk of wages and the increase in installment sales, factors which should continue to push demand in 2008.

The flat steel distribution and resale companies affiliated to INDA (the National Institute of Steel Distributors) recorded in 2007 a sales volume of 3.3 million tonnes, an unprecedented 26% increase over the prior year.

Growth in 2008 should continue to be driven by the construction, machinery and equipment, agriculture and automotive sectors. The distribution and resale segment is still the main consumer of Brazilian steel, given that it acts as a conduit for all the other steel-using segments.

International Market

USA

- The overall economic outlook is still uncertain, given that the collapse of the real estate market and its impact on the financial system could spread to other sectors of the economy. Demand from the main productive sectors slowed down throughout 2007, although the devaluation of the dollar against the other leading currencies, the exceptionally low level of distributors' inventories, cost pressure from the main production inputs (iron ore and coal) and the increase in freight charges led to price hikes in 4Q07 and the latest negotiations would appear to indicate a continuation of this trend throughout 2008.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

EUROPE

- Despite low demand, prices have begun to move up slightly in recent months due to the expected upturn in the price of the main raw materials. As a result, the price outlook for 2008 is a favorable one;
- Inventories remain high, although they are expected to decline in 2008 due to the reduction in imports from China.

ASIA

- China reduced its steel production growth rate throughout 2007 and investments in new plants are likely to remain in line with 2006.
- The June/07 removal of the Chinese government's export benefits, coupled with the increase in international freight charges, have made Chinese steel products less competitive in the global market;
- The strong cost pressure from the leading production inputs should squeeze the profit margins of small local producers;
- Harsh weather in China has jeopardized charcoal output and local infrastructure, leading certain steel plants in the south of the country to temporarily suspend operations.

Production

In 2007 CSN produced 5.3 million tonnes of crude steel, 52% over the prior year.

Rolled steel output totaled 5.0 million tonnes in 2007, 21% more than in 2006.

The following table shows crude and rolled steel output in 2007:

Production (in thousand tonnes)	Total per Year 2006	2007	Change 2007 x 2006
Gross steel production (UPV)	**3,499**	**5,323**	**52.1%**
Third parties consume of slab	957	25	-97,4%
Total Gross Steel (production and consumption)	**4,456**	**5,348**	**20.0%**
Rolled (UPV)*	**4,098**	**4,955**	**20.9%**

* Products for sale, including materials sent to CSN's Unit in Paraná

Production Costs (Parent Company)

For the year as a whole, the total production costs were in the amount of R$4.75 billion, R$46 million less than in 2006. The main variations of the period were as follows:

- Raw materials:

A total reduction of R$438 million, due to:

- A reduced use in 2007 of slabs and coils acquired from third parties, which cut variable costs by R$892 million.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

On the other hand, the higher output from the Presidente Vargas Steelworks pushed up raw material consumption:

- Iron ore: increase of R$109 million;
- Imported coal and acquired coke: growth of R$107 million;
- Metals (aluminum, zinc and tin): rise of R$116 million;
- Scrap: increase of R$38 million;
- Pellets: upturn of R$29 million;
- Fluxes and other raw materials: increase of R$55 million.
- Maintenance: increase of approximately R$136 million;
- Supplies and Third-party Services: growth of R$70 million;
- Energy (natural gas, electric power and fuel): an increase of R$75 million;
- Labor: raise of R$39 million, due to the 5% wage hike and bonus awarded by the collective bargaining agreement in May/07;
- Depreciation: increase of R$58 million due to the revaluation of the Company's assets in 1H07;
- Other increases: growth of R$14 million.



PRODUCTION COSTS - PARENT COMPANY

Sales

Total Sales Volume

In 2007, CSN recorded total sales volume of 5.38 million tonnes in steel products, 23% over 2006 and a new Company record.

Annual consolidated sales on the domestic market accounted for 67% of total volume and exports for 33%.

In terms of the parent company, domestic sales accounted for 75% and exports for 25%.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - MANAGEMENT REPORT



Sales Volume (Thousand tonnes)

Domestic Market

Annual domestic sales volume in 2007 totaled 3.61 million tonnes, exceeding the volume obtained in 2006 by 28%, thanks to CSN's strategy of prioritizing the domestic market, coupled with the healthy performance of the Brazilian economy, which propelled various segments of the industry and increased the demand for steel products

Export Market

In 2007, the annual exports totaled 1.76 million tonnes, a 13% growth over 2006, basically due to the strategy in force that year of prioritizing the domestic market and also thanks to the reduced crude steel output in that year and the fact that prices were more attractive in Brazil than abroad.

Product Mix

As for the product mix, the Company confirmed in 2007 the mark of 49% market share in coated products.

Sales by Product



Prices

In January 2007, the Company raised its galvanized prices by 6%, followed in May and June by average increases of 10% for all products, except tin plate products.

The Average dollar prices for the foreign market fell slightly due to the reduced share of coated items in the product mix.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - MANAGEMENT REPORT

Mining

- **PRODUCTION**

In 2007 as a whole, Casa de Pedra produced 15.0 million tonnes, 14%, or 1.9 million tonnes more than in 2006. Sinter feed accounted for more than 50% of total output.

Nacional Minérios (NAMISA), through its wholly-owned subsidiary CFM, produced a total of 2.4 million tonnes in 2007. NAMISA's iron ore purchases from third parties totaled 3.8 million tonnes in the year.

The volume of production transferred to The Presidente Vargas Steelworks reached the total of 7.1 million tonnes in 2007.

- **SALES**

In 2007, annual sales of iron ore reached 10.5 million tonnes in addition to the 7.1 million tonnes consumed internally by the Presidente Vargas Steelworks, 225% more than in 2006 and consolidating CSN's presence in the mining market. The domestic market accounted for 5.4 million tonnes, or 51% of the total, while exports accounted for 5.1 million tonnes (49%).

- **INVENTORIES**

At the end of 2007, the Company's total iron ore inventories exceeded 11 million tonnes.

Net Revenue

Annual net revenue totaled R$11.4 billion, 27% more than the accumulated in 2006 and a new Company record, pushed by the growth in both mining and steel segments.



Operating Revenue and Expenses

In 2007 as a whole, operating income and expenses recorded a negative variation of approximately R$785 million over the prior year, chiefly due to the non-recurring record of R$730 million in 2006 as lost earnings from the accident related to the powder collector of the Blast Furnace 3.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Up to the end of 2007, CSN had received R$737 million in advances from the insurers, R$149 million of which in 4Q07.

EBITDA

EBITDA (R$ MM) and EBITDA Margin (%) - <u>CONSOLIDATED</u>   EBITDA (R$ MM) and EBITDA Margin (%) - <u>PARENT COMPANY</u>

   

Annual EBITDA reached the record amount of R$4.9 billion, an increase of 54% (or R$1.7 billion) in comparison with 2006.

Comments on EBITDA

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN's operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN's management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it in a different manner.

EBITDA CALCULATION	CONSOLIDATED			
	Accumulated 2006	Accumulated 2007	Accumulated 2006	Accumulated 2007
Net Income for the period	1,167,525	2,922,350	1,169,366	2,905,245
(-) Net Financial Result	(899,525)	316,237	(826,473)	(353,192)
(-) Social Contribution	(119,871)	(258,736)	(82,511)	(220,219)
(-) Income Tax	(399,610)	(755,800)	(258,431)	(604,362)
(-) Depreciation and Amortization	(961,393)	(1,132,276)	(798,473)	(938,916)
(-) Interest in Subsidiaries	(87,509)	(109,684)	164,383	1,108,675
(-) Net Non-operating Revenues (Expenses)	19,066	144,728	17,887	(17,104)
(-) Other Net Revenues (Expenses) *	456,208	(152,403)	449,940	(184,135)
EBITDA	3,160,159	4,870,284	2,503,044	4,114,498
Record of Lost Earnings, net of PIS and COFINS	662,399	-	662,399	-
Adjusted EBITDA	3,822,558	4,870,284	3,165,443	4,114,498

* The item "Other Net Revenues (Expenses) is excluded for EBITDA calculation purposes since it does not represent the effective cash disbursement.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Financial Result and Debt

In 2007, the net financial result was positive in the amount of R$316 million, an improvement of R$1,215 in relation to 2006, when the Company presented net financial expenses in the amount of R$ 899 million, due to the following factors:

- Gains from treasury operations and financial investments, totaling R$750 million;
- Monetary and exchange gains in the amount of R$824 million, basically due to the appreciation of the Real against the Dollar in 2007;
- Provision for charges on loans and financing in the amount of R$732 million;
- Tax provisions totaling R$533 million, including the above-mentioned addition to provisions for the premium credits of IPI on exports in the amount of R$391 million realized in 4Q07 and R$139 million in provisions related to the presumed credit of IPI on input acquisitions recorded in the 3Q07.

CSN's net debt fell from R$6.7 billion at December 31, 2006 to R$4.8 billion at December 31, 2007.

This reduction was due to the following favorable factors:

- EBITDA generation of R$4,870 million in 2007;
- Net financial result of R$316 million;
- Inflow of R$261 million in 2007 related to advances from insurers relative to the Blast Furnace 3 insurance claim;
- Receipt of approximately R$1.1 billion related to the Company's participation in Corus' auction (*inducement fee* and sale of shares).

On the other hand, some factors contributed to the increase of the net debt in 2007:

- Payment of R$685 million to CSN's shareholders in September/07 related to the balance of dividends and interest on shareholders' equity relative to 2006, as resolved by the Annual Shareholders' Meeting of April 30, 2007;
- The acquisition of CFM in July 2007, involving disbursements of R$656 million in 3Q07;
- Investments of R$1.6 billion performed in 2007;
- Judicial deposits totaling approximately R$1.1 billion;
- Payment of income and social contribution taxes totaling R$942 million in 2007.

The Net Debt/EBITDA ratio, calculated based on the EBITDA of the last 12 months, continues to fall, declining from 1.74x in December 2006 to 0.99x at the end of 2007.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Comments on net debt

The presented Net debt is used by CSN to measure its financial performance. However, net debt is not recognized as a measurement of financial performance in accordance with the accounting practices adopted in Brazil, nor should it be considered separately from the rest, or as an alternative to net income, financial result, as a measurement of operating and financial performance, or as an alternative to operating and financial cash flows, or as a measurement of liquidity. Other companies may calculate net debt differently.

NET DEBT - DECEMBER / 2007

R$ thousand

	CONSOLIDATED		
	2006	**2007**	**Change**
Short Term	**1,080,487**	**1,827,988**	**747,501**
Domestic Currency	184,566	576,514	391,948
Foreign Currency	677,159	992,835	315,676
Swap	218,762	258,639	39,877
Long Term	**8,344,817**	**6,930,891**	**(1,413,926)**
Domestic Currency	1,367,505	1,788,561	421,056
Foreign Currency	6,977,312	5,142,330	(1,834,982)
Swap	-	-	-
Total	**9,425,304**	**8,758,879**	**(666,425)**
Domestic Currency	1,552,071	2,365,076	813,005
Foreign Currency	7,654,471	6,135,164	(1,519,307)
Swap	218,762	258,639	39,877
Cash / Investments	**2,766,224**	**3,954,821**	**1,188,597**
Net Debt	**6,659,080**	**4,804,058**	**(1,855,022)**

Non-operating Revenues / Expenses

For 2007 as a whole, the Company presented net non-operating revenues in the amount of R$145 million, mainly due to non-recurring gains of R$182 million in 1Q07 from the sale of its 3.8% stake in Corus Group PLC.

Tax on Income

Income and social contribution taxes totaled an amount of R$1.0 billion in 2007, which was higher than the prior year, mainly due to the increase in taxable income.

Net Income

CSN presented in 2007 a net income of R$2.9 billion, 150% higher than the year before and a new Company record. This growth was due to some important factors that occurred this year:

- The R$1.7 billion increase in EBITDA, as previously explained;
- The R$1.2 billion improvement in the financial result;
- The R$785 million increase in SG&A operating expenses;
- The R$495 million increase in income and social contribution taxes in comparison with the prior year.

Investments

CSN invested more than R$1.6 billion in consolidated fixed and deferred assets in 2007.

The investments performed by the parent company totaled R$981 million, most of which went to the expansion of the Casa de Pedra mine and the expansion of the port of Itaguaí, as well as scheduled equipment maintenance and repairs during the year.

In 2007, investments in subsidiaries totaled R$639 million, concentrated on MRS Logística, CSN Cimentos, Prada and CFN.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Main Investments in 2007

CSN:

- Expansion of the Casa de Pedra mine: R$374 million;
- Maintenance and repairs: R$211 million;
- Expansion of the port of Itaguaí: R$57 million;
- Long Steel Plant: R$43 million.

Subsidiaries:

- MRS (cargo transportation and logistics): R$215 million;
- CSN Cimentos: R$94 million;
- Prada: R$ 91million;
- CFN: R$ 63million;
- CFM: R$56 million.

The remaining balance of investments went to maintenance and technological improvement projects aimed to improve the operational efficiency of the Company and its subsidiaries.

During the year, CSN recorded R$793 million in its investment line related to the acquisition of CFM.

Working Capital

At the end of December, 2007, the working capital totaled R$1.3 billion, 32% lower in comparison with the balance at the end of December 2006. The reduction was mainly due to the R$548 million decline in Accounts Receivable and the R$537 million increase in Taxes Payable, the latter being basically due to the supplements to provisions related to tax credits of IPI on exports in 4Q07 and the adjustment to provisions for IPI credits on input acquisitions in 3Q07.

The average 2007 supplier payment period fell from 94 to 73 days in 2007, while the average client payment period dropped from 41 to 19 days**.** The average inventory turnover period in 2007 was 15 days less than the 146 days recorded in 2006.

R$ MM

WORKING CAPITAL	Dec/06	Sep/07	Dec/07	Variation 4Q07	Variation 2007
Assets	4,045	3,750	3,710	40	335
Cash	167	145	225	(80)	(58)
Accounts Receivable	1,292	911	744	167	548
- Domestic Market	766	760	813	(53)	(47)
- Foreign Market	635	261	47	214	588
- Allowance for Doubtful Accounts	(109)	(110)	(116)	6	7
Inventory	2,435	2,521	2,420	101	15
Advances to Suppliers	151	173	321	(148)	(170)
Liabilities	2,118	1,864	2,401	(537)	(283)
Suppliers	1,568	1,167	1,347	(180)	221
Salaries and Social Contribution	91	185	110	75	(19)
Taxes Payable	407	512	944	(432)	(537)
Advances from Clients	52	0	0	0	52
Working Capital	1,927	1,886	1,309	577	618

TURN OVER RATIO Average Periods	Dec/06	Sep/07	Dec/07	Variation 4Q07	Variation 2007
Receivables	41	23	19	4	22
Supplier Payment	94	65	73	(8)	21
Inventory Turnover	146	140	131	9	15

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

Capital Markets

CSN's shares appreciated by an extremely significant 157% in 2007, the biggest upturn among all the companies listed on the Ibovespa Index, whose appreciation in 2007 was of 44%. The Company's ADRs (SID), traded on NYSE, recorded an even more substantial appreciation of 216% in 2007, the highest increase among Latin American ADRs, and the second highest among mining and steel companies listed on NYSE and the fourth highest of all ADRs on the NYSE. In comparison, the Dow Jones climbed by 6%.

In 2007, average traded volume involving the Company's shares jumped by 102% over 2006 to R$92 million per day, while average traded ADR volume on the NYSE grew in the same period, from US$28 million to approximately US$64 million per day, representing an increase of 128%.

Profitability - CSNA3 / SID / IBOVESPA			
	2006	4Q07	2007
Number of shares	**272,067,946**	**272,067,946**	**272,067,946**
Market value			
Closing quotation (R$/share)	61.32	157.60	157.60
Closing quotation (US$/ADR)	28.38	89.57	89.57
Market value (R$ million)	15,785	40,423	40,423
Market value (US$ million)	7,305	22,974	22,974
Profitability			
CSNA3	45%	25%	157%
SID	40%	27%	216%
Ibovespa	33%	6%	44%
Dow Jones	16%	-4%	6%
Volume			
Daily average (no. of shares)	704,733	952,785	889,262
Daily average (R$ Thousands)	45,686	132,254	92,379
Daily average (no. of ADR´s)	934,886	1,151,640	1,165,628
Daily average (US$ Thousands)	27,995	89,943	63,929

Source: Economática and Bloomberg

At a meeting on December 21, 2007, the Company's Board of Directors approved the payment of R$800 million between dividends and interest on shareholders' equity related to the fiscal year of 2007. The payment of these rights to the Company's shareholders took place on January 8, 2008. This decision will be ratified by the subsequent Annual General Shareholders' Meeting.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - MANAGEMENT REPORT



Subsequent Events

Share cancellation and stock buyback

The General Shareholders' Meeting of January 22, 2008, ratified the resolutions taken by the Board of Directors' Meeting of December 21, 2007, as follows:
- Cancellation of 4,000,000 shares issued by the Company held in treasury;
- Acquisition of up to 4,000,000 shares, to be held in treasury for subsequent sale or cancellation, pursuant to article 3 of CVM's Instruction 10/80. The Company's purpose is to maximize shareholder value through the efficient management of its capital structure. The stock buyback period lasted from January 23 to February 27, 2008.

Stock split

Following the exceptional appreciation of CSN's shares in 2007, the Company decided to propose a stock split in order to improve their liquidity, facilitating their trading by retail investors. Accordingly, the Extraordinary General Meeting of January 22, 2008 approved the stock split, in the proportion of 3:1, i.e. each share representative of the share capital started being represented by three shares. The ratio of one CSN share for one ADR (American Depositary Receipt) was maintained.

4   CORPORATE GOVERNANCE

Investor Relations

2007 was characterized by important achievements for CSN:

- ✓ CSN got the 1st place in appreciation among the companies in the IBOVESPA index;
- ✓ 1st place in appreciation among ADRs of Latin American companies traded on the New York Stock Exchange – NYSE;
- ✓ Eight of the most important financial institutions in sell side resumed CSN's coverage;
- ✓ Active participation in national and international events – a total of 42 events;
- ✓ Expansion of activities directed to individual investors;
- ✓ Closer relationship with analysts in the financial market;
- ✓ Introduction of the Company to new markets: Singapore, Hong Kong, Nordic Countries, Ireland.

(A free translation of the original report in Portuguese)

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

One of the strategic goals adopted was to increase CSN's exposure in the domestic and international market. The Company participated in an intense cycle of activities, involving roadshows, conferences and fairs, totaling 42 events, of which 17 were international and 25 were national.

During the year, it was created the events cycle AÇO&AÇÕES 2007 with the goal of promoting and discussing the Company's results, having analysts and investors of the capital market as its target-public.

CSN participated in the Expomoney fair in the cities of São Paulo, Rio de Janeiro and Porto Alegre. This event is focused on financial education and qualification of individual investors.

The participation of individual investors already represents more than 23% of the financial volume traded on the Bovespa.

All of these efforts reflected on the performance of CSN's shares in 2007, namely:

CSN's Shares – BOVESPA & NYSE

Appreciation of CSN's Shares – [BOVESPA: CSNA3]

The appreciation of CSN's shares up to December 2007 was 157%, which is above IBOVESPA's index, which increased by 44% in the same period.

Highlights of 2007:

- 1st place in terms of appreciation among the companies of IBOVESPA's index;
- Most appreciated share on São Paulo Stock Exchange.

Appreciation of CSN's ADR – [NYSE: SID]

CSN's ADRs appreciated by 216% in 2007, in the same period that Dow Jones increased by 6% in the same period.

Highlights in 2007:

- 1st place in terms among all Latin American companies which have ADRs on NYSE;
- 1st place among all companies of the Mining and Steel sector in Brazil, in Latin America, and 2nd place worldwide;
- 4th place among all companies WORLDWIDE which have ADRs on NYSE.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

OWNERSHIP STRUCTURE AS OF 12.31.2007

CSN - Composition of the Capital Stock (%)



Sarbanes-Oxley Act

We are in the final phase of certification for our internal controls related to the consolidated financial statements, in compliance with Section 404 of the Sarbanes-Oxley Act. In 2007, tests were carried out to verify the effectiveness of the internal controls of CSN, CSN Export and Inal, which are part of the certification process that began in June of the same year. A total of 1920 controls and 52 processes were mapped. All were tested by their respective administrators.

Code of Ethics

CSN has employed a Code of Ethics since 1998, which is periodically revised and updated. New versions are delivered to members of staff by their superiors in meetings where the changes can be discussed and any possible queries cleared up.

CSN's Code of Ethics not only details the standards of personal and professional conduct expected of its employees in their relations with their various target publics, but also contains a declaration of our corporate conduct and commitments.

One of the aspects that has always been present in the Code since 1998 is the guidance on trading in the Company's shares.

Disclosure of Material Acts and Facts

CSN has a Disclosure Policy of Material Act or Fact, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent and within the proper deadlines, in accordance with CVM's Instruction no. 358 of January 3, 2002, and Section 409 of Sarbanes-Oxley Act – Real Time Issuer Disclosure.

All material acts or facts are disclosed to the markets in which the Company's shares are listed, currently the Brazilian (BOVESPA) and the North American (NYSE).

Management

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - MANAGEMENT REPORT

The management is incumbent upon the Board of Directors and the Board of Executive Officers. In compliance with the prevailing legislation, the General Shareholders' Meeting, the Company's governing body, meets once a year, and whenever necessary, to discuss and approve matters of the Company's interest.

The role of the Board of Directors is to analyze and approve overall policies and strategies and oversee the activities of the Board of Executive Officers. It is also responsible for the election of the Executive Officers and the creation of the special advisory committees.

Board of Directors

The Board of Directors currently comprised of eight members and meets ordinarily on the dates set forth in the annual schedule of corporate events and extraordinarily whenever it is necessary.

Audit Committee

The Audit Committee has the autonomy to take decisions related to the provisions of the Sections 301 and 407 of the Sarbanes-Oxley Act. Some of its main responsibilities are to review, consider and recommend to the Board of Directors the appointment, remuneration and hiring of the external auditor, as well as supervising the internal and external audits.

Internal Audit

CSN employs the services of an independent Internal Audit, as determined in the Bylaws. Using generally accepted auditing principles, it examines, analyzes, assesses and corroborates the internal controls of all CSN's Companies in order to assess their effectiveness, appropriateness and integrity, as well as their cost-effectiveness. The work of the Internal Audit is defined according to the Risk Matrix and approved by the Audit Committee, which also monitors its results.

Independent Auditors

In 2007, CSN and its subsidiaries' independent auditors – KPMG Auditores Independentes – were hired to perform services in addition to those related to the examination of the financial statements.

Both the Company and its independent auditors understand that these services, essentially comprising due diligence works and reviews of the filling out of income tax declarations, do not affect the auditors' independence. The additional services hired, in the amount of R$1,071 thousand, correspond to the total external auditing fees.

Services provided by the independent auditors, in addition to examining the financial statements, are previously submitted to the legal affairs department and the Audit Committee in order to ensure that they do not involve a conflict of interest or jeopardize the auditors' independence or objectivity.

5   RISK MANAGEMENT

In December 2007, with the approval of its Board of Directors, CSN created the Corporate Risks Management area, in which its main premise is being responsible for the analysis and monitoring of the Company's strategic, operating and financial risks. Monitoring risks in internal controls activities and in the corporate environment (Governance), as well as the ones required by the Sarbanes-Oxley Act, in a safe, uniform and punctual way, in order to keep CSN's management, shareholders and regulating bodies properly informed on the Company's business (strategic), control and financial risks, and working for the continuous improvement of its internal controls.

As a result of its implementation throughout 2008, CSN's Corporate Risk Management area will be dimensioned and able to promote a culture of management of the Company's risks and prepare an architecture in order to facilitate and enable the management of these. The benefits that the Company's management expects to get with its implementation are:

   (i)   Adherence of the internal processes to the risk profile established by the Board of Directors;
   (ii)   Transparency in terms of governance rules to manage current and future exposure;
   (iii)   Addressability of gaps in the qualification of people, processes and systems;

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - MANAGEMENT REPORT

(iv)   Monitoring of the current control systems and their adherence to the Sarbanes-Oxley Act.

6   INNOVATION

One of CSN's initiatives to increase its share in the markets in which the Company operates is to meet clients' needs in a creative way in order to provide them with products and services of the highest quality. It therefore makes a point of investing in innovative solutions in various operation areas.

Research and Development

As Brazil's leading producer of high value- added coated flat steel products, CSN has invested continuously in improving its products, processes and services.

The Company has also put a lot of effort into the technological development of new process routes in the mining and iron ore sector, with the purpose of increasing the recovery of fines and making viable, from a technical and economic standpoint, the utilization of hard itabirites available in the Casa de Pedra mine, thus optimizing the use of its mineral resources.

In 2007, R&D activities received from the Company's own funds the amount of R$38.3 million, with a particular focus on new products and processes, and the latter's application in the production chain in order to ensure improved performance and customer service and ensure that the Company continues to provide its clients with innovative solutions.

As a company that leads from the front, CSN is fully committed to seeking out pioneering technology, generating products that are welcomed by the market and continuously upgrading its production procedures.

7   PEOPLE

In 2007, CSN intensified its efforts in terms of aligning more and more its People Management Model to the strategic orientation of developing an organization that is provided with qualifications, and a culture oriented towards operating excellence and maximization of value generation. The management of Human Resources policies and actions is aimed at turning it into a reference in its operation sector, focused on attracting, developing and retaining talents which are compatible with the competitive environment and with the outlooks of business expansion.

As it is strongly performance-oriented, CSN invests in the development of its teams and values professionals who stand out for their leadership and initiative, technical ability, flexibility and result-orientation. The Company – CSN and subsidiaries – closed 2007 with 13,971 employees in comparison with 13,640 in the previous year.

- **Internal Communication**

CSN invests in a good practice of corporate communication, having many tools for interacting with its employees, such as electronic newsletters, sent by e-mail and filed in the intranet, and also a printed version that is presented on the units' murals. CSN's intranet gathers information on the company and its practices, with free consultation to the code of ethics, the organization's manual and the safe behavior manual, among others. The employees are also updated on the Company's projects by means of a quarterly newspaper, with a publication of 17 thousand copies, and of internal campaigns promoted on billboards and banners at the units. CSN makes available specific e-mail addresses for communication, press
agency services, internal auditing and ethics committee, and discloses a toll-free phone number for bad demeanor denouncements.

- **Employee's involvement in the management**

CSN's Management System is based on four strategic pillars – People, Safety, Health and Environment, Social Responsibility and Processes – and its challenge is to align and mobilize the Organization for translating the strategy into action.

00403 – 0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

10.01 - MANAGEMENT REPORT

In 2007, CSN built the corporate strategic map – Balanced Scorecard (BSC), which constitutes an essential tool inside the Strategic Management System, and its base is the implementation of a structured strategic planning process, involving more than 100 employees of the Company.

In 2006 CSN started to develop the Equipe de Valor (Team of Worth) Program, with the purpose of improving the internal atmosphere, the work relationships, and strengthening the role of supervisors. The first units to adopt this project were the Presidente Vargas Steelworks, in Volta Redonda (state of Rio de Janeiro), GalvaSud, in Porto Real (state of Rio de Janeiro), and CSN Paraná, in Araucária (state of Paraná), followed by the units of Sepetiba Tecon, in Itaguaí (state of Rio de Janeiro), Casa de Pedra, in Congonhas (state of Minas Gerais) and Prada, in São Paulo (state of São Paulo). Overall, 2,925 employees have taken part in the project so far.

- **Training and development**

CSN provides its staff with a number of training and development opportunities. One such example is Projeto Educar, which was first set up in 1998 in the Presidente Vargas Steelworks. It provides primary and secondary level school education, as well as technical training, and has already benefited more than 2,300 employees. The program is partially funded by the Company, through the provision of the classrooms, organization of the courses and the teachers and proper scheduling to suit the employees who work in shifts.

Every year, CSN employees can also take advantage of the courses in Electromechanics, which are jointly sponsored with SENAI Volta Redonda's branch. On a yearly basis, new opportunities are given to CSN's employees, who have invariably joined the internal recruitment program and are promoted to technical positions.

The Company also grants partial university study scholarships as a means of furthering the professional and personal development of its staff.

In order to support CSN's Strategic Management Model, the Company provided trainings in GVA – Leadership Based on Value, for 133 managers at the Volta Redonda and Casa de Pedra Units. This qualification allowed the homogenization of the knowledge on financial management and present them to the metrics and concepts of the GVA®, which correspond to a Management System based on metrics aligned with the TSR – Total Return to Shareholders.

In 2007, the Projeto Interação (Interaction Project) was developed at the ARCOS Unit, dedicated to qualifying and developing professionals for the new role of the Business Unit, which now becomes responsible for both the extraction of limestone to supply Presidente Vargas Steelworks (UPV), in Volta Redonda (state of Rio de Janeiro) and the clinker production, one of the main raw materials for producing cement.

The Trainee Program developed in 2006/2007 had 37 participants, and provided the attraction, development and retention of young talents, to support CSN in the business expansion challenges.

- **Profit sharing**

The Profit Sharing Program is tied to corporate incomes. All areas have pre-established targets which must be reached during the year. The amount payable is calculated according to the average fulfillment of these targets, i.e., the final overall result.

- **Work safety**

CSN puts considerable emphasis on safety in the workplace. Accident prevention programs, which are extended to cover subcontracted employees, are progressive in nature, with a focus on developing a safety-first attitude. There are weekly meetings to analyze corrective and preventive measures.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

10.01 - MANAGEMENT REPORT

8 SOCIAL RESPONSIBILITY

Since its earliest days, Companhia Siderúrgica Nacional – CSN has developed socially responsible policies, an activity which is currently handled by Fundação CSN. The Company is deeply committed to its neighboring communities and to the country's social and economic development, sponsoring projects in a wide range of areas including education, community development, health, culture and sport. In 2007, Fundação CSN invested more than R$16 million in social, sports, oral health and cultural projects, benefiting about 300 thousand people in five Brazilian states.

The Foundation has two Technical Schools, one in Volta Redonda (state of Rio de Janeiro) and another in Congonhas (state of Minas Gerais), which offer a high-quality vocational education, mainly benefiting youngsters coming from the public education network. Another initiative is the School-Hotel project, which qualifies youngsters from the Southern region of Rio de Janeiro state for hotel activities, such as housekeeping, reception, kitchen, basic maintenance, professional orientation and events, with the purpose of facilitating these young people's access to the job market.

In social and digital inclusion programs, Fundação CSN develops the "Information Technology and Citizenship" project, in a partnership with CDI (Information Technology Democratization Committee), aiming to prepare underprivileged youngsters and adults for the job market.

Fundação CSN is responsible for the Garoto Cidadão (Citizen Kid) project, a program awarded by the France-Brazil Chamber for its social nature, which, through arts and music, reaches children and youngsters in the states of Rio de Janeiro and Minas Gerais.

Another project under the responsibility of Fundação CSN is the "Um caminhão para Ziraldo" (A truck for Ziraldo) cultural project, which brings information and citizenship to the outskirt areas in several Brazilian states, through theatre presentations. This program was awarded in 2007 by the National Institute of Steel Distributors – INDA, as a social initiative of great value to destitute communities by stimulating the habit of reading.

9 ENVIRONMENTAL RESPONSIBILITY

Environmental responsibility integrates CSN'S Mission and Values, and it is fundamental to its business strategy. Day-by-day, CSN seeks to continuously improve its processes, in order to obtain consistent gains in its environmental performance. Besides holding ISO 14,001 Environmental Certification in its main units, CSN is constantly seeking the integration of its processes, while eliminating wastage and increasing the energetic efficiency of its industrial units.

In its operations, CSN aims at consolidating sustainable initiatives for local and regional development, integrating the different interests of the parties involved.

In 2007, R$367 million was disbursed on environmental projects, among capital investments and defrayal.

10 FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein are forward-looking statements, which express or imply expectations of results, performance or events in the future. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of various factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, the future renegotiations and prepayment of liabilities or loans in foreign currency, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Companhia Siderúrgica Nacional
Statements of Cash Flows
Years ended December 31, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company	
	2007	2006	2007	2006
Cash flow from operating activities				
Net income for the year	**2,922,350**	**1,167,525**	**2,905,245**	**1,169,366**
Adjustments to reconcile net income for the year to resources from operating activities				
- Net monetary and exchange rate variations	(1,109,591)	(622,682)	(1,134,228)	(702,098)
- Provision for loan and financing charges	732,558	864,419	587,015	677,050
- Depreciation, depletion and amortization	1,132,276	961,393	938,916	798,473
- Write-offs of Property, Plant and Equipment	696,509	16,379	27,932	(9,240)
- Result on subsidiaries equity and goodwill and negative goodwill amortization	109,684	87,509	(1,108,675)	(164,383)
- Deferred income and social contribution taxes	(294,685)	(85,439)	(247,951)	(59,289)
- Provision for swaps	(738,959)	(8,206)	144,686	2,979
- Provision for actuarial liability	(55,060)	63,540	(55,060)	63,540
- Provision to receipt AF-III loss		(254,094)		(254,094)
- Provision for contingencies	92,493	(161,843)	80,283	(149,233)
- Other provisions	(211,884)	16,093	(224,123)	(481)
	3,275,691	**2,044,594**	**1,914,040**	**1,372,590**
(Increase) decrease in assets				
- Accounts receivable	584,096	125,823	401,352	344,409
- Inventories	(3,446)	(535,991)	(142,583)	(260,264)
- Loans with subsidiaries			(309,776)	58,584
- Recoverable taxes	17,351	(51,143)	78,760	(66,283)
- Other	167,276	(165,514)	126,537	(116,110)
	765,277	**(626,825)**	**154,290**	**(39,664)**
Increase (decrease) in liabilities				
- Suppliers	(221,541)	336,248	(357,937)	282,343
- Salaries and social charges	(31,902)	5,709	(32,857)	(5,268)
- Taxes	1,178,191	187,447	1,136,537	86,487
- Accounts payable - subsidiaries			(125,694)	(54,353)
- Contingent liabilities	(87,908)	815,172	(91,751)	778,584
- Charges Paid on Loans and Financings	(782,992)	(850,770)	(641,338)	(660,134)
- Other	(72,024)	(124,618)	34,372	29,405
	(18,176)	**369,188**	**(78,668)**	**457,064**
Net cash provided by operating activities	**4,022,792**	**1,786,957**	**1,989,662**	**1,789,990**
Cash flow from investment activities				
- Judicial deposits	(1,091,587)	(14,279)	(1,099,664)	(6,765)
- Investments	(793,167)	(772,520)	(187,119)	(212,766)
- Property, plant and equipment	(1,571,012)	(1,450,156)	(933,678)	(970,245)
- Deferred charges	(48,814)	(45,117)	(47,561)	(42,181)
Net resources used in investment activities	**(3,504,580)**	**(2,282,072)**	**(2,268,022)**	**(1,231,957)**
Cash flow from financing activities				
Loans				
- Loans and Financings	3,237,706	3,851,976	3,442,677	2,211,735
- Debentures		600,000		600,000
	3,237,706	**4,451,976**	**3,442,677**	**2,811,735**
Payments				
- Financial institutions - principal	(2,768,575)	(3,196,062)	(2,255,353)	(2,167,854)
- Dividends and interest on shareholders' equity	(686,003)	(2,069,736)	(686,003)	(2,069,736)
- Treasury shares	(66,709)	(39,110)	(66,709)	(39,110)
	(3,521,287)	**(5,304,908)**	**(3,008,065)**	**(4,276,700)**
Net cash raised (used) in financing activities	**(283,581)**	**(852,932)**	**434,612**	**(1,464,965)**
Increase (decrease) in cash and marketable securities	**234,631**	**(1,348,047)**	**156,252**	**(906,932)**
Cash and marketable securities (except for derivative assets) at the beginning of the year	2,132,722	3,480,769	588,863	1,495,795
Cash and marketable securities (except for derivative assets) at the end of the year	**2,367,353**	**2,132,722**	**745,115**	**588,863**

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional ("CSN" or "Company") is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of UPV and it maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities and it is also implementing a cement plant inside UPV, in Volta Redonda.

To be closer to clients and win markets on a global level, CSN has a steel distributor, two metal package plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliances and automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the rules and pronouncements issued by the Brazilian Securities and Exchange Commission - CVM.

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated:

(a) Segment reporting

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

(b) Statements of cash flows

The purpose of the additional statements of cash flows is to show how the Company generates and uses cash resources and cash equivalents, prepared in accordance with the guidance contained in the Circular Letter CVM 01/07.

(c) Statements of added value

The Management discloses, in accordance with the guidance contained in the Circular Letter CVM 01/07 and CFC Resolution no. 1,010/05, the Statement of Added Value which has as purpose to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the Company's accounting records including certain reclassifications in the regular statement of income, taking into consideration that they are recorded in the statement of added value as distribution of the added value generated.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized in the statements of income when all risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

(b) Current and non-current assets

- **Marketable securities**

The investment funds have daily liquidity and the assets are valued at fair value, according to instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities held for trading.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the date of the financial statements, and do not exceed market value.

- **Accounts receivable**

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes. The allowance for doubtful accounts was recorded in an amount considered adequate by Management, to support any losses arising on collection of accounts receivable.

- **Inventories**

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it necessary.

- **Investments**

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, and the goodwill ascertained in the acquisition of investments is presented by the net amount in a sub-account of this group. Other permanent investments are recorded at cost of acquisition.

- **Property, plant and equipment**

The property, plant and equipment is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Resolutions 183/95 and 288/98 issued by the Brazilian Securities and Exchange Commission. Depreciation is calculated by the straight-line method, according to the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra iron mine is calculated based on the quantity of iron ore extracted. Interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

The jointly-owned subsidiaries MRS Logística and Itá Energética S.A. maintain the registration of property, plant and equipment by the cost of acquisition, formation or construction.

- **Deferred charges**

The deferred charges are recorded at the cost of acquisition, formation, development and implementation of projects that will generate an economic return to the Company within the next years, and their amortization is calculated on a straight-line basis based on the period foreseen for economic benefits arising from these projects, which is not longer than ten years.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

- **Other current and non-current assets**

Stated at their realization value, including, when applicable, the yields earned to the date of the financial statements or, in the case of prepaid expenses, at cost.

(c) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

- **Employees' benefits**

In accordance with Resolution 371, issued by the Brazilian Securities and Exchange Commission, on December 13, 2000, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on studies prepared by external actuaries.

- **Income and social contribution taxes**

Current and deferred income and social contribution taxes are calculated based on the tax rates of 15% plus an additional of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income and consider, also, the tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

Tax credits are recorded for deferred taxes on tax losses carryforwards, negative basis of social contribution on net income and on temporary differences, pursuant to CVM Instruction 371 as of June 27, 2002 and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical viability study.

(d) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are booked monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value whenever the position shows a loss. These losses are recognized as the Company's liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange -BM&F with recognition of gains and losses directly in the statement of income.

(e) Treasury Shares

As established by CVM's Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares, calculated based on the stock exchange quotation on the last day of the period, is presented in the Notes to the financial statements.

(f) Accounting estimates

The preparation of the financial statements in accordance with the accounting practices adopted in Brazil, requires that Management uses its judgment in determining and recording the accounting estimates. The settlement of the transactions involving these estimates may result in significantly different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

(g) Foreign Currency

The monetary assets and liabilities denominated in foreign currency were converted into reais by the exchange rate of the closing date of the Financial Statements and the differences resulting from the conversion of currencies were recognized in the result for the year. For the subsidiaries abroad, the

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

assets, liabilities and result accounts were converted into reais by the exchange rate on the closing date of the Financial Statements.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007   Brazilian Corporate Law

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

4. CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies are consistent with those used in the prior year and uniform in all the consolidated companies.

The consolidated Financial Statements for the years ended December 31, 2007 and 2006 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

Companies	Functional currency	Ownership interest (%) 2007	Ownership interest (%) 2006	Main activities
Direct investment: full consolidation				
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Islands XI	US$	100.00		Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	99.99	99.99	Maritime port services
Pelotização Nacional	R$	99.99		Mining and equity interest
Minas Pelotização	R$	99.99		Mining and equity interest
CSN Aços Longos	R$	99.99		Steel and Metal products industry and trade
Nacional Siderurgia	R$	99.99		Steel industry
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
CSN Gestão de Recursos Financeiros	R$	99.99		Financial operations and equity interest
Congonhas Minérios	R$	99.99		Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry
Direct investment: proportional consolidation				
Itá Energética	R$	48.75	48.75	Electricity generation
Companhia Ferroviária do Nordeste - CFN	R$	46.88	45.78	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport
Indirect investment: full consolidation				
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira [(*)]	EUR	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	GBP	100.00		Financial operations and equity interest
CSN Finance (UK)	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	R$	99.93	99.93	Mining and equity interest
CFM	R$	100.00		Mining and equity interest
MG Minérios	R$	99.99		Mining and equity interest
Inversiones CSN Espanha S.L.	EUR	100.00		Financial operations and equity interest
CSN Finance B.V. (Netherlands)	EUR	100.00		Financial operations and equity interest
Companhia Metalúrgica Prada	R$	99.99	99.99	Package production
Lusosider Aços Planos	EUR	99.93	99.93	Steel industry
GalvaSud	R$	84.71	84.71	Steel industry
CSN Energia	R$	0.10	0.10	Trading of electricity

*In 2006 CSN Madeira was called Jaycee.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The Financial Statements prepared in US dollars, in Euros and in Pounds Sterling were translated to Brazilian Real at the exchange rate as of December 31, 2007 – R$/US$1.7713 (R$/US$2.1380 in 2006), R$/EUR2.60859 (R$/EUR2.82024 in 2006) and R$/GBP3.56102 (R$/GBP4.18535 in 2006).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated statements.

The following consolidation procedures were adopted in the preparation of the following consolidated financial statements.

- Elimination of balances of asset and liability accounts between consolidated companies;
- Elimination of balances of investments and shareholders' equity between consolidated companies;
- Elimination of balances of income and expenses and unrealized income arising from intercompany transactions; and
- Presentation of income tax and social contribution taxes on the unearned income as deferred taxes in the consolidated Financial Statements.

Pursuant to the CVM Instruction 408/04 the Company consolidates the financial statements of exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries' and jointly-owned subsidiaries' financial statements coincides with that of the parent company.

The reconciliation between shareholders' equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' Equity		Net income for the year	
	2007	2006	2007	2006
Parent Company	7,627,610	6,226,576	2,905,245	1,169,366
Elimination of unrealized income on inventories	(85,349)	(102,432)	17,105	(1,841)
Consolidated	7,542,261	6,124,144	2,922,350	1,167,525

(A free translation of the original report in Portuguese)

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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal conditions that would be applicable to the unrelated parties, such as prices, terms, charges, quality etc. The main operations of borrowings, financing and loans are as follows:

a) Assets

Companies	Accounts receivable	Financial Investments	Loans (1) current accounts	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total
CSN Export	698,086						698,086
Exclusive Funds		683,690					683,690
Nacional Minérios	26,341			9,675	383,990		420,006
GalvaSud	11,870			10,193			22,063
CFN			131,147		136,153		267,300
Prada	34,228		68,329				102,557
CSN Madeira	96,055						96,055
CSN Cimentos					90,046		90,046
INAL	20,232		2,461	41,194			63,887
MRS Logística	26			85,781		137	85,944
CSNI				56,469			56,469
Ersa				16,477			16,477
CSN Energia				14,985			14,985
CSN Aços Longos					10,323		10,323
Other (*)	2,953		445	3,429		1,112	7,939
Total in 2007	889,791	683,690	202,382	238,203	620,512	1,249	2,635,827
Total in 2006	1,026,154	383,290	164,334	198,304	183,156	26,580	1,981,818

(1) Loans Receivable from related parties are price level restated by 101% of the Interbank Deposit Certificate (CDI).
(*) Other: Tecon, Metalic, Inal Nordeste, CSN Aços Longos and ITASA.

b) Liabilities

Companies	Loans and financing			Derivatives	Accounts payable	Suppliers	
	Prepayment(1)	Fixed Rate Notes(2)	Loans and Intercompany Bonds(2)	Swap	Loans (3) / current accounts	Other	Total
CSN Export	824,067				10,792		834,859
Cinnabar	993,138	571,756	82,442		269,821		1,917,157
CSN Islands VIII		938,037		40,663	1,627		980,327
CSN Iron			1,070,592				1,070,592
CSN Madeira	345,004		19,396		270,951		635,351
CSN Islands VII		513,743		(10,636)			503,107
CBS Previdência						231,880	231,880
CSN Energia					23,885		23,885
INAL					22,033	809	22,842
Aceros					17,806		17,806
Ita Energética						11,117	11,117
Nacional Minérios					4,362	55	4,417
GalvaSud						4,191	4,191
Other (*)						744	744
Total in 2007	2,162,209	2,023,536	1,172,430	30,027	621,277	248,796	6,258,275
Total in 2006	2,588,409	2,303,574	1,386,786	142,377	706,351	357,148	7,484,645

(1) Contracts in US$ - CSN Export: interest from 6.15% to 7.45% p.a. with maturity on 05/06/2015.
Contracts in US$ - Cinnabar: interest from 5.75% to 10.0% p.a. with maturity on 01/13/2017.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity on 09/26/2016.

(2) Contracts in US$ - CSN Iron Intercompany Bonds: interest of 9.125% p.a. with maturity on 06/01/2047.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 09/12/2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on 07/13/2010.
Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on 09/15/2011.

(3) CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) OTHER: Prada, CSN LLC, Metalic and ERSA.

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Results

Companies	Income			Expenses			
	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest and monetary and exchange variations	Other	Total
CSN Export	1,506,689	(138,838)	1,367,851	1,244,725	(120,036)		1,124,689
INAL	863,981		863,981	470,474			470,474
Companhia Metalúrgica Prada	187,611	1,269	188,880	65,220			65,220
GalvaSud	228,125		228,125	287,215			287,215
Cia Metalic Nordeste	51,451	173	51,624	30,624			30,624
INAL Nordeste	37,865		37,865	18,073			18,073
Nacional Minérios	28,560		28,560	28,134			28,134
CFN		14,711	14,711				
Sepetiba Tecon	284		284	329			329
MRS Logística	106		106	270,848			270,848
Cinnabar					(14,993)		(14,993)
CSN Iron					(119,320)		(119,320)
CSN Steel					(235,472)		(235,472)
CSN Madeira	89,888	(2,523)	87,365	48,804	(69,855)		(21,051)
CSN Islands VII		17,399	17,399		(27,033)		(27,033)
CSN Islands VIII		31,271	31,271		(72,222)		(72,222)
Exclusive Funds		(223,939)	(223,939)				
CSN Aceros					(3,686)		(3,686)
Ersa				47,193			47,193
Itá Energética				113,992			113,992
Fundação CSN				14,483			14,483
CBS Previdência						19,025	19,025
Total in 2007	2,994,560	(300,477)	2,694,083	2,640,114	(662,617)	19,025	1,996,522
Total in 2006	2,608,436	(630,847)	1,977,589	2,287,621	(237,792)	134,375	2,184,204

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company	
	2007	2006	2007	2006
Current				
Cash and Cash Equivalents				
Cash and Banks	**225,344**	**167,288**	**26,223**	**71,389**
Marketable Securities				
In Brazil:				
Exclusive investment funds			683,690	383,290
Brazilian government securities	1,026,849	833,919		
Fixed income and debentures	244,478	249,802	94	1,152
Derivatives	6,787	376		
	1,278,114	1,084,097	683,784	384,442
Abroad:				
Time Deposits	870,682	881,713	35,108	133,032
Derivatives	1,472,134	490,003		
	2,342,816	1,371,716	35,108	133,032
Total Marketable Securities	**3,620,930**	**2,455,813**	**718,892**	**517,474**
Non-current				
Investments abroad	17,713	53,450		
Debentures and other securities (net of provisions for losses)	90,834	89,673	90,834	125,673
	108,547	143,123	90,834	125,673

The available financial resources, in the parent company and subsidiaries headquartered in Brazil, are basically invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds are regularly audited and/or reviewed by independent auditors and are subject to obligations restricted to the payment of services provided for the management of assets, attributed to the operation of investments, such as custody fees, audit fees and other expenses, not existing material financial obligations, as well as Company's assets to ensure these obligations.

The Company holds 77% of the issue of debentures of CBL- Companhia Brasileira de Latas, carried out during the year of 2002. The provision for loss recorded at December 31, 2007 is adequate to reflect the analysis of possible losses in the realization of assets. The Company maintains other operational transactions, and the parent company is the main supplier of raw material to CBL.

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company	
	2007	2006	2007	2006
Domestic market				
Subsidiaries			95,650	60,608
Other customers	764,943	762,950	466,778	426,904
	764,943	762,950	562,428	487,512
Foreign market				
Subsidiaries			794,141	965,546
Other customers	387,808	635,920	4,794	16,327
Advance on Export Contracts (ACE)	(292,265)		(292,265)	
	95,543	635,920	506,670	981,873
Allowance for doubtful accounts	(116,085)	(109,241)	(71,655)	(69,635)
	744,401	1,289,629	997,443	1,399,750

8. INVENTORIES

	Consolidated		Parent Company	
	2007	2006	2007	2006
Finished products	673,821	554,624	398,358	308,273
Work in process	376,200	510,732	307,552	370,800
Raw materials	743,143	767,357	577,173	496,428
Supplies	573,441	465,241	486,171	385,227
Provision for losses	(17,154)	(10,736)	(14,883)	(9,173)
Materials in transit	70,294	148,063	26,102	98,375
	2,419,745	2,435,281	1,780,473	1,649,930

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution Taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying value.

Pursuant to CVM Instruction 371, of June 27, 2002, a few Company's subsidiaries, based on the expectation of generating future taxable income, determined by technical valuation approved by Management, recognized tax credits on tax losses carryforward and negative bases of social contribution of previous years, which have no statutory limitation and the compensation is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed monthly and projections are reviewed annually. If there are any material aspects that may change the projections, these projections are revised during the year.

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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent Company	
	2007	2006	2007	2006
Current assets				
Income tax	377,669	317,042	300,628	235,030
Social contribution	134,407	112,588	106,577	82,962
	512,076	429,630	407,205	317,992
Non-current assets				
Income tax	466,006	437,005	405,706	417,046
Social contribution	156,428	119,155	134,553	111,884
	622,434	556,160	540,259	528,930
Current liabilities				
Income tax	104,115	93,000	93,000	93,000
Social contribution	37,481	33,480	33,480	33,480
	141,596	126,480	126,480	126,480
Non-current liabilities				
Income tax	1,521,040	1,487,932	1,431,475	1,473,166
Social contribution	547,574	535,640	515,331	530,340
	2,068,614	2,023,572	1,946,806	2,003,506
Income Statement				
Income tax	197,361	8,151	162,647	(11,013)
Social contribution	97,323	77,288	85,304	70,302
	294,684	85,439	247,951	59,289

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

	2007				2006			
	Income tax		Social contribution		Income tax		Social contribution	
	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
Assets								
Provisions for contingencies	30,974	253,117	11,151	91,122	13,396	159,935	4,823	57,577
Provision for interest on shareholders' equity	17,681		6,365		43,620		15,703	
Provision for payment of private pension plans		45,190		16,268		71,735		25,824
Taxes under litigation		31,947				106,256		
Tax losses	4,580				4,580			
Other provisions	247,393	75,452	89,061	27,163	173,434	79,120	62,436	28,483
	300,628	405,706	106,577	134,553	235,030	417,046	82,962	111,884
Liabilities								
Income and social contribution taxes on revaluation reserve	93,000	1,431,475	33,480	515,331	93,000	1,473,166	33,480	530,340
Other								
	93,000	1,431,475	33,480	515,331	93,000	1,473,166	33,480	530,340

(A free translation of the original report in Portuguese)

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) The reconciliation between the income and social contribution taxes expenses and revenues of the parent company and consolidated, and the application of the effective rate on net income before Corporate Income tax (IR) and Social Contribution (CSL) is shown as follows:

	Consolidated		Parent Company	
	2007	2006	2007	2006
Income before income and social contribution taxes	**3,936,886**	**1,687,005**	**3,729,826**	**1,510,308**
Combined Statutory rates	34%	34%	34%	34%
Income Tax / Social Contribution at the combined tax rate	**(1,338,541)**	**(573,582)**	**(1,268,141)**	**(513,505)**
Adjustments to reflect the effective tax rate:				
Benefit of Interest on shareholders' equity – JCP	69,901	59,306	69,901	59,306
Equity income of subsidiaries at different rates or which are not taxable	282,293	(33,424)	384,410	77,670
Goodwill amortization	(23,612)	(20,170)	(12,355)	(12,355)
Tax incentives	18,339	9,087	17,344	9,087
Tax credits recorded – income and social contribution taxes		56,714		56,714
Other permanent (additions) deductions	(22,916)	(17,411)	(15,740)	(17,859)
Income and social contribution taxes on net income for the year	**(1,014,536)**	**(519,480)**	**(824,581)**	**(340,942)**
Effective rate	**26%**	**31%**	**22%**	**23%**

(A free translation of the original report in Portuguese)

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

			2007			2006		
Companies	Number of shares (in units)		Direct Investment	Net Income (loss) for the year	Shareholders' Equity (unsecured liabilities)	Direct Investment	Net Income (loss) for the year	Shareholders' Equity (unsecured liabilities)
	Common	Preferred	%			%		
Steel								
GalvaSud	11,801,406,867		15.29	63,694	690,620	15.29	81,064	601,478
CSN I	3,332,250,934	6,664,501,866	99.99	27,709	628,280	100.00	40,838	579,012
CSN Steel	480,726,588		100.00	426,448	1,423,270	100.00	185,355	1,203,187
INAL	421,408,393		99.99	60,775	627,165	99.99	58,634	560,295
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(8,312)	154,007	99.99	12,206	114,638
INAL Nordeste	37,800,000		99.99	594	54,030	99.99	2,830	34,611
CSN Aços Longos	5,024		99.99		1			
Nacional Siderurgia	10,000		99.99		1,000			
CSN Overseas	7,173,411		100.00	50,610	911,648	100.00	66,348	1,039,292
CSN Panama	4,240,032		100.00	348,175	669,714	100.00	12,438	388,104
CSN Energy	3,675,319		100.00	506,319	817,231	100.00	(35,971)	375,278
CSN Export	31,954		100.00	27,696	107,587	100.00	10,503	96,430
CSN Islands VII	1,000		100.00	34	578	100.00	878	656
CSN Islands VIII	1,000		100.00	488	4,235	100.00	2,274	4,522
CSN Islands IX	1,000		100.00	(3,366)	5,528	100.00	(15,129)	10,735
CSN Islands X	1,000		100.00	(4,020)	(25,558)	100.00	(4,027)	(25,997)
CSN Islands XI	1,000		100.00					
Logistics								
Sepetiba Tecon	254,015,053		99.99	8,301	163,250	99.99	38,938	26,866
MRS Logistica	188,332,667	151,667,333	32.93	548,383	1,201,111	32.93	540,940	913,210
CFN	118,939,957		46.88	(34,450)	(86,693)	45.78	(60,704)	(90,257)
Energy								
Itá Energética	520,219,172		48.75	29,617	583,423	48.75	28,380	567,580
CSN Energia	1,000		99.90	9,208	85,249	99.90	3,566	90,895
Mining								
ERSA	34,236,307		99.99	18,741	28,756	99.99	2,072	20,093
Nacional Minérios	30,000,000		99.99	40,737	61,061	99.99		8,000
Nacional Ferrosos	5,001,200		99.99	32				
Congonhas Minérios	5,010,000		99.99	72	5,082			
Pelotização Nacional	1,000,000		99.99		1,000			
Minas Pelotização	1,000,000		99.99		1,000			
Cement								
CSN Cimentos	32,779,940		99.99	(12,120)	(18,818)	99.99	(14,117)	(39,353)

(A free translation of the original report in Portuguese)

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11.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Movement of investments

	2006								2007
	Opening	Balance	Additions (write-offs)			Equity pick-up		Closing	Balance
Companies	Balance of investment	of Provision for losses	Revaluation Reserves	Dividends	Other[2]	and provision for losses	Goodwill amortization [1]	Balance of investment	Provision for losses
Steel									
GalvaSud	91,966		14,085	(10,193)		9,739		105,597	
CSN I	579,012		78,028	(56,469)		27,709		628,280	
CSN Steel	1,203,187					220,083		1,423,270	
INAL	560,295		47,289	(41,194)		60,775		627,165	
Cia. Metalic Nordeste	147,814		47,676			(8,312)	(33,186)	153,992	
INAL Nordeste	34,611		15,977			3,442		54,030	
CSN Aços Longos					1			1	
Nacional Siderurgia					1,000			1,000	
CSN Overseas	1,039,292					(127,644)		911,648	
CSN Panama	388,104					281,610		669,714	
CSN Energy	375,278					441,953		817,231	
CSN Export	96,430					11,157		107,587	
CSN Islands VII	656					(78)		578	
CSN Islands VIII	4,522					(287)		4,235	
CSN Islands IX	10,735					(5,207)		5,528	
CSN Islands X		(25,997)				439			(25,558)
	4,531,902	(25,997)	203,055	(107,856)	1,001	915,379	(33,186)	5,509,856	(25,558)
Logistics									
Sepetiba Tecon	26,866		29,299		98,785	8,300		163,250	
MRS Logistica	300,736			(85,781)		180,592		395,547	
CFN		(41,322)			18,100	(17,418)			(40,640)
	327,602	(41,322)	29,299	(85,781)	116,885	171,474		558,797	(40,640)
Energy									
Itá Energética	276,695			(6,714)		14,438		284,419	
CSN Energia	90,805			(14,985)		9,344		85,164	
	367,500			(21,699)		23,782		369,583	
Mining									
ERSA	74,206		6,399	(16,477)		18,739	(16,234)	66,633	
Nacional Minérios	7,999			(9,675)	22,000	40,737		61,061	
Nacional Ferrosos					(32)	32			
Congonhas Minérios					5,010	72		5,082	
Pelotização Nacional					1,000			1,000	
Minas Pelotização					1,000			1,000	
	82,205		6,399	(26,152)	28,978	59,580	(16,234)	134,776	
Cement									
CSN Cimentos		(39,354)	252		32,404	(12,120)			(18,818)
		(39,354)	252		32,404	(12,120)			(18,818)
	5,309,209	(106,673)	239,005	(241,488)	179,268	1,158,095	(49,420)	6,573,012	(85,016)

(1) It composes the parent company's equity pick-up. The consolidated balance of goodwill to amortize is shown in item (e) of this note.

(2) **CSN Aços Longos** - It refers to the incorporation of the Company through the issue of 1,000 common shares, subscribed and paid-up in cash.
Nacional Siderurgia - It refers to the incorporation of the Company upon the issuance of 1 million common shares, subscribed and paid-in in cash.
Tecon - It refers to the capital increase through the issue of 191,794,783 new common shares.
CFN - It refers to the capital increase in the amount of R$20,878 through the issue of 20,877,830 common shares through the capitalization of AFAC and a percentage loss in the amount of R$2,778.
Nacional Minérios - It refers to the capital increase through the issue of 22,000,000 common shares.
Nacional Ferrosos - It refers to the capital increase in the amount of R$5,000 in cash through the issue of 5,000 new shares and subsequent sale of the subsidiary through purchase and sale agreement of shares on 08/01//2007 in the amount of R$5,032.
Congonhas Minérios - It refers to the incorporation of the Company through the issue of 10 thousand common shares, subscribed and paid-in in cash in the amount of R$10, and subsequent capital increase in cash, through the issue of 5 thousand new common shares.
Pelotização Nacional - It refers to the incorporation of the Company through the issue of 1 million common shares.
Minas Pelotização - It refers to the incorporation of the Company through the issue of 1 million common shares.
CSN Cimentos - It refers to the capital increase through the issue of 32,403,603 common shares.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007   Brazilian Corporate Law

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c) Additional Information on the main subsidiaries

- GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the subsidiary operates a hot-immersion galvanization line, a blank cutting line and a laser welding line focused mainly on the automotive industry and operates, also, a service center for processing of steel products.

CSN holds 15.29% of Galvasud's capital stock directly and 84.71% indirectly through wholly-owned subsidiary CSN I.

- INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

A company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as distributor of CSN's steel products, acting as a service and distribution center. Inal serves a number of industrial segments, such as: automotive, home appliances, home building, machinery and equipment, etc.

- INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN's steel products, operating as a service and distribution center in the Northeast region of the country.

- COMPANHIA METALÚRGICA PRADA

Headquartered in the city of São Paulo, Prada has branches in the States of São Paulo, Minas Gerais, Santa Catarina and Rio Grande do Sul. The company is the largest manufacturer of metallic packaging for chemical and food industries in the country.

- CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the company's main objective is the manufacturing of two-piece steel cans mainly for the northeast region of the country and has as main raw material supplier the parent company CSN.

The subsidiary received an incentive from PROVIN – Incentive Program to the Operation of Companies, established by the Government of the State of Ceará, which has as main purpose the promotion of the industrial development and job generation in the State.

- SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the Auction occurred on September 3, 1998, which allows the exploitation of the containers terminal for the term of 25 years, extendable for other 25 years.

- CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$70,481 at December 31, 2007 (R$74,150 in 2006), of which R$10,952 is provisioned with respect to the existence of judicial collection related to defaulting customers and R$59,129 (R$59,129 in 2006) are due by concessionaires with injunctions suspending the corresponding payments. Management understands that

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an allowance for doubtful accounts on the amount suspended by injunctions is not necessary in view of the judicial measures taken by official entities of the sector.

- CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business in the process of implementation which will have the production and trading of cement as main purpose. CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks. The results verified in this company refer to expenses related to residual expenditures resulting from activities of projects, constructions and assemblies, stopped in 2002.

- ESTANHO DE RONDÔNIA – ERSA

Ersa is headquartered in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The mining operation for cassiterite (tin ore) is located in Itapuã and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in CSN for the production of tin plates, is located in Ariquemes.

- NACIONAL MINÉRIOS - NAMISA

The company is headquartered in the city of Congonhas, State of Minas Gerais, operates with the trading of iron ore obtained from small mining companies or other companies trading iron ore, and operates mainly focused on exporting this raw material.

- COMPANHIA DE FOMENTO MINERAL E PARTICIPAÇÕES – CFM

CFM was acquired in July 2007, and it is headquartered in Congonhas, State of Minas Gerais. CFM operates in the mining of iron ore and also owns ore processing facilities in that state. The subsidiary was acquired by CSN through Nacional Minérios S.A., for the amount of US$440 million, equivalent to R$818,664.

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

d) Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. The amounts according to the interest described in item (a) of this Note were consolidated in the Company's statements.

	2007			2006		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Current Assets	108,037	904,143	69,220	63,193	725,516	74,786
Non-Current Assets	371,479	2,191,698	980,891	273,012	1,732,891	1,026,705
Long-term assets	32,712	274,005	4,177	37,841	269,363	3,743
Investments, Property, Plant and Equipment and Deferred Charges	338,767	1,917,693	976,714	235,171	1,463,528	1,022,962
Total Assets	479,516	3,095,841	1,050,111	336,205	2,458,407	1,101,491
Current Liabilities	46,596	1,143,200	115,278	25,129	980,013	109,534
Non-Current Liabilities	519,613	751,530	351,410	401,333	565,184	424,377
Shareholders' Equity	(86,693)	1,201,111	583,423	(90,257)	913,210	567,580
Total Liabilities and Shareholders' Equity	479,516	3,095,841	1,050,111	336,205	2,458,407	1,101,491

	2007			2006		
	CFN	MRS	ITASA	CFN	MRS	ITASA
Net revenue	67,481	2,166,588	198,128	48,135	1,963,527	196,770
Cost of Goods and Services Sold	(56,697)	(1,147,071)	(58,498)	(63,884)	(1,038,460)	(45,448)
Gross Income (Loss)	10,784	1,019,517	139,630	(15,749)	925,067	151,322
Net operating Expenses	(25,541)	(131,479)	(44,968)	(11,256)	(50,811)	(49,452)
Net Financial Income	(19,702)	(43,513)	(50,006)	(33,788)	(59,830)	(59,434)
Operating Income (Loss)	(34,459)	844,525	44,656	(60,793)	814,426	42,436
Non-Operating Income	9	(22,486)	94	89	(224)	432
Profit (Loss) before income and social contribution taxes	(34,450)	822,039	44,750	(60,704)	814,202	42,868
Current and deferred income and social contribution taxes		(273,656)	(15,133)		(273,262)	(14,488)
Net Income (Loss) for the year	**(34,450)**	**548,383**	**29,617**	**(60,704)**	**540,940**	**28,380**

- CIA FERROVIÁRIA NORDESTE – CFN

CFN has as its main objective the exploitation and development of the public rail cargo transport service for the Northeast network.

CFN entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises 7 States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary in one single company. In addition, BNDESPar became the holder of a direct investment in CFN, thus making feasible the use of funds from FINOR (Northeast Investment Fund) for the project called "Transnordestina".

- MRS LOGÍSTICA

The Company's main objective is to exploit and to develop public rail cargo transport service for the Southeast network – located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte. MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Itaguaí, to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, the main market for CSN's goods.

MRS entered into a concession agreement with the Federal Government on December 1, 1996 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the southeast network. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network for the same period of the concession and comprises, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

- ITÁ ENERGÉTICA S.A. – ITASA

Itasa holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000 is entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and to obtain financing through the offering of the corresponding guarantees.

e) Goodwill on acquisition of investments

As of December 31, 2007, the Company maintained recorded the amount of R$954,452 (R$277,465 in 2006), net of amortizations, related to goodwill based on the expectation of future profits, with amortization up to five years, net of amortization.

Goodwill on Investments:	Balance in 2006	Additions	Amortizations/ write-off	Balance in 2007	Investor
Parent Company					
Ersa	54,112		(16,234)	37,878	CSN
Metalic	33,186		(33,186)		CSN
Sub-total parent company	**87,298**		**(49,420)**	**37,878**	
GalvaSud	69,603		(27,842)	41,761	CSN I
CSN LLC	23,600		(14,712)	8,888	CSN Panama
Prada	76,631		(15,326)	61,305	INAL
Lusosider	18,316		(6,452)	11,864	CSN Steel
CFM		792,600		792,600	NAMISA
Other	2,017		(1,861)	156	INAL
Total Consolidated	**277,465**	**792,600**	**(115,613)**	**954,452**	

f) Additional information on indirect participations abroad:

- CSN LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a pickling line for hot spools and a galvanization line. CSN LLC is a wholly-owned, indirect subsidiary through CSN Panama.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

- LUSOSIDER

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Company privatized in that year by the Portuguese Government. Located in Seixal, Portugal, it is composed of galvanization, tin plates, pickling line and cold rolling lines.

In 2003, the Company acquired 912,500 shares issued by Lusosider Projetos Siderúrgicos, the parent company of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider and on August 31, 2006, the Company acquired the remaining shares and began to hold full control of Lusosider Projectos Siderúrgicos. Lusosider Projetos Siderúrgicos is a wholly-owned and indirect subsidiary through CSN Steel.

11. PROPERTY, PLANT AND EQUIPMENT

					Parent Company
	Effective rate of depreciation, depletion and amortization (% per year)			2007	2006
		Revalued Cost	Accumulated depreciation, depletion and amortization	Net	Net
Machinery and equipment	9.80	7,957,305	(513,890)	7,443,415	9,068,164
Mines and mineral deposits	4.12	2,560,776	(71,194)	2,489,582	1,220,305
Buildings	3.65	960,478	(29,714)	930,764	838,810
Land		411,992		411,992	144,925
Other assets	20.00	241,174	(106,878)	134,296	111,213
Furniture and fixtures	10.00	104,775	(90,902)	13,873	11,965
		12,236,500	(812,578)	11,423,922	11,395,382
Property, plant and equipment in progress		1,194,921		1,194,921	636,411
		13,431,421	(812,578)	12,618,843	12,031,793

				Consolidated
			2007	2006
Machinery and equipment	9,316,501	(853,046)	8,463,455	9,850,047
Mines and mineral deposits	2,568,021	(71,479)	2,496,542	1,220,305
Buildings	1,628,430	(129,402)	1,499,028	1,285,610
Land	488,350		488,350	183,877
Other assets	1,107,486	(389,762)	717,724	596,335
Furniture and fixtures	126,583	(106,290)	20,293	19,180
	15,235,371	(1,549,979)	13,685,392	13,155,354
Property, plant and equipment in progress	1,610,250		1,610,250	792,907
	16,845,621	(1,549,979)	15,295,642	13,948,261

At the Extraordinary General Meeting held at April 30, 2007, pursuant to paragraphs 15 and 17 of CVM Deliberation 183/95, the shareholders approved the reappraisal report, prepared by the specialized company CPConsult Soluções Integradas Ltda., which included land, buildings, improvements, Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas do Campo, Itaguaí, Barueri and Araucária, as well as the Company's real estate properties for operating support. Before the reappraisal, the assets amounted to R$10,975,004 and the new report established an addition R$529,175, composing the new amount of R$11,504,178 as of April 30, 2007, net of depreciation.

The financial charges capitalized in 2007 added up to R$45,901 in the parent company and R$48,995 in the consolidated. These charges are determined, basically, on the financing agreements for the company's mining projects.

The Company, in order to maintain procedures uniform, through CPConsult Soluções Integradas Ltda., also revalued the assets of the subsidiaries Galvasud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia – ERSA and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries. The revaluations accounted for an addition of R$239,007, which composed the balance of Revaluation Reserve of the subsidiaries' assets.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

For the jointly-owned subsidiaries, property, plant and equipment are recorded by the cost of acquisition, formation or constructions and are presented in this note, mainly in the group of other assets.

The portion of depreciation, depletion and write-off of the Company's revalued assets, absorbed in the result of each year, is transferred in shareholders' equity in equal amount, from the revaluation reserve to retained earnings, thus, composing the base for the distribution of dividends. In the year ended at December 31, 2007 this amount net of income and social contribution taxes amounted to R$300,465.

At December 31, 2007, the Company presented R$6,432,820 (R$6,337,202 in 2006) as revaluation of own assets and R$225,038 (R$353 in 2006) as subsidiaries' assets, net of depreciation.

Up to December 31, 2007, the assets provided as collateral for financial operations amounted to R$47,985.

12. DEFERRED CHARGES

			Consolidated	
			2007	2006
	Cost	Accumulated Amortization	Net	Net
Information technology projects	40,306	(32,550)	7,756	17,830
Expansion projects	193,672	(123,956)	69,716	100,996
Pre-operating expenses	116,428	(84,733)	31,695	46,993
Other	244,526	(127,222)	117,304	101,469
	594,932	(368,461)	226,471	267,288

			Parent Company	
			2007	2006
	Cost	Accumulated Amortization	Net	Net
Information technology projects	40,306	(32,550)	7,756	17,830
Expansion projects	193,672	(123,956)	69,716	100,996
Other	124,631	(40,920)	83,711	58,251
	358,609	(197,426)	161,183	177,077

The information technology projects presented again by projects for automation and computerization of operating processes that aim to reduce costs and increase the Company's competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of such production.

The amortization of information technology projects and other projects in 2007 was in the amount of R$55,938 (R$59,974 in 2006), of which R$43,948 (R$47,731 in 2006) is allocated to production costs and R$11,990 (R$12,243 in 2006) is allocated to selling, general and administrative expenses.

Funds applied in deferred assets is amortized on a straight-line basis by the time expected for future benefits, not exceeding 10 years.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
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STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

13. LOANS AND FINANCING

	Consolidated				Parent Company			
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities	
	2007	2006	2007	2006	2007	2006	2007	2006
FOREIGN CURRENCY								
Short-term Financing								
Working capital	89,934							
	89,934							
Long-Term Loans								
Advance on Export Contracts	65,874	131,137	202,701	299,320	65,874	131,137	202,701	299,320
Prepayment	172,664	173,469	1,416,569	1,363,037	245,210	316,598	2,682,151	2,688,597
Perpetual Bonds	26,643	32,159	1,328,475	1,603,500				
Fixed Rate Notes	543,174	239,656	1,682,735	2,619,050	528,375	1,323,433	2,568,055	2,276,271
Import Financing	75,629	90,800	138,951	166,204	64,318	86,125	91,366	135,439
BNDES/Finame	1,526		81,865		1,448		77,881	
Other	17,391	9,938	291,033	926,201	9,935	9,346	10,362	13,929
	902,901	**677,159**	**5,142,329**	**6,977,312**	**915,160**	**1,866,639**	**5,632,516**	**5,413,556**
LOCAL CURRENCY								
Long-Term Loans								
BNDES/Finame	138,675	77,918	1,070,783	301,660	85,360	32,511	707,323	
Debentures (Note 14)	413,220	85,583	640,950	995,679	350,147	36,240	600,000	897,141
Other	24,619	21,065	76,829	70,166	97,216	85,325	4,901	5,600
	576,514	**184,566**	**1,788,562**	**1,367,505**	**532,723**	**154,076**	**1,312,224**	**902,741**
Total Loans and Financing	**1,569,349**	**861,725**	**6,930,891**	**8,344,817**	**1,447,883**	**2,020,715**	**6,944,740**	**6,316,297**
Derivatives	258,639	218,762			288,623	142,377		
Total Loans Financing and Derivatives	**1,827,988**	**1,080,487**	**6,930,891**	**8,344,817**	**1,736,506**	**2,163,092**	**6,944,740**	**6,316,297**

At December 31, 2007, the amortization of the long-term principal, by year of maturity, is as follows:

	Consolidated		Parent Company	
2009	596,244	8.6%	490,733	7.1%
2010	1,807,108	26.1%	960,694	13.8%
2011	674,200	9.7%	349,103	5.0%
2012	1,392,526	20.1%	1,305,303	18.8%
After 2013	1,132,338	16.3%	3,838,907	55.3%
Perpetual Bonds	1,328,475	19.2%		
	6,930,891	**100.0%**	**6,944,740**	**100.0%**

Interest on loans and financing contracted and debentures have the following annual rates at December 31, 2007:

	Consolidated		Parent Company	
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	102,881	1,691,807	11,422	3,054,616
From 7.1 to 9%	448,877	819,007	336,356	2,009,352
From 9.1 to 11%	615,982	3,621,147	456,326	1,483,708
Above 11%	1,182,679		1,040,843	
Variable	14,657	261,842		288,623
	2,365,076	**6,393,803**	**1,844,947**	**6,836,299**
		8,758,879		**8,681,246**

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Percentage composition of total loans, financings and debentures, by contracted currency/index of origin:

	Consolidated		**Parent Company**	
	2007	2006	2007	2006
Local Currency				
CDI	8.54	7.49	7.23	7.48
IGPM	4.38	4.27	4.76	4.46
TJLP	13.88	4.11	9.13	0.38
IGP-DI	0.13	0.13	0.13	0.14
Other currencies	0.07			
	27.00	**16.00**	**21.25**	**12.46**
Foreign Currency				
US dollar	69.89	81.11	52.07	58.55
Yen		0.47	23.34	27.21
Euro	0.16	0.10	0.02	0.11
Other currencies	2.95	2.32	3.32	1.67
	73.00	**84.00**	**78.75**	**87.54**
	100.00	**100.00**	**100.00**	**100.00**

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp.. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

At December 31, 2007 loans with certain agents have certain restrictive clauses which are adequately complied with.

The Company contracts derivative operations with the purpose of minimizing significant fluctuation risks in the parity between the Real and foreign currencies.

The loans, financings and debentures recorded in equity accounts at December 31, 2007, whose market value is different from the book value, are represented as follows:

	Consolidated		**Parent Company**	
	Book Value	Market Value	Book Value	Market Value
Loans, financings and debentures (short and long-term)	8,758,879	8,995,543	8,681,246	8,643,173

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table and does not consider the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 17.

	2007	2006
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	68,159	77,087
Imports	87,525	144,477
Securitizations (Exports)	3,195,937	3,005,196
	3,399,606	**3,274,745**

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The securitization operations carried out through the subsidiary CSN Export have certain covenants, which were adequately complied with at December 31, 2007.

Amortizations and loans in the current year are as follows:

Amortizations

Company	Description	Principal (millions)	Settlement	Interest rate (p.a.)
CSN	Pre-payment	R$31	Feb and Aug / 2007	8.63%
CSN	*BNDES*	R$1,100	Mar / 2007	104.5% of CDI
CSN	*ACC/ACE*	R$30	Nov / 2007	5.70%
Total amortizations		**R$1,161**		
CSN Steel	*Revolving Credit Facility*	US$300	Feb / 2007	6.58%
CSN Export	*Securitization*	US$58	Feb, May, Aug and Nov / 2007	7.28%
Total amortizations		**US$358**		

Loans

Company	Description	Principal (millions)	Issue	Term	Maturity	Interest rate (p.a.)
CSN	BNDES	R$1,100	1/26/2007	6 months	7/26/2007	104.5% of CDI
CSN	BNDES Sub A and C Casa de Pedra	R$450	1/26/2007	7 years	2/15/2014	TJLP + 2.7% to 3.2%
CSN	BNDES Sub B Tecar	R$255	1/26/2007	7 years	2/15/2014	TJLP + 2.2%
CSN Cimentos	BNDES	R$41	1/26/2007	7 years	2/15/2014	TJLP + 2.7% to 3.2%
Total financing		**R$1,846**				
CSN	BNDES Sub A Tecar	US$20	1/26/2007	7 years	4/15/2014	UM006 + 1.7%
CSN	BNDES Sub B and D - Casa de Pedra	US$23	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN Cimentos	BNDES	US$2	1/26/2007	7 years	4/15/2014	UM006 + 2.7%
CSN	Advance on Export Contract	US$60	1/23/2007	2 years	1/11/2009	6.00%
CSN	Advance on Export Contract	US$20	1/26/2007	1.8 year	11/17/2008	6.10%
CSN	Prepayment	US$50	4/23/2007	7 years	4/23/2014	6.01%
CSN	Advance on Export Contract	US$50	9/3/2007	1.11 year	8/25/2009	6.15%
CSN Madeira	CSFB	US$50	9/20/2007	6 months	3/20/2008	5.51%
CSN	Prepayment	US$200	9/21/2007	5 years	9/21/2012	6.15%
CSN	BNDES CFN	US$45	10/25/2007	1.2 year	12/15/2008	TJLP + 0.8%
Total financing		**US$520**				

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00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

14. DEBENTURES

(a) Third issue

As approved at the Board of Directors Meeting held at December 11 and ratified at December 18, 2003, the Company issued, at December 1, 2003, 50,000 registered and non-convertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received at December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in Shareholders' Equity as Capital Reserve, subsequently used in the stock repurchase program.

The debentures of this 1st tranche issue, amounting to R$250,000, representing twenty-five thousand (25,000) debentures, were redeemed at December 1, 2006, as established for by deed and compensation interest corresponding to 106.5% of Cetip's CDI was due on these debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(b) Fourth issue

As approved at the Board of Directors Meeting held at December 20, 2005 and ratified at April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the tradings with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in Shareholders' Equity as Capital Reserve and subsequently used in the stock repurchase program.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the Cetip's CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. TAXES PAID IN INSTALLMENTS

The Company filed a lawsuit pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and in May 2003 an injunction was obtained authorizing the use of the referred credits. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Union, revoked the aforementioned authorized and on August 27, 2007, the lawsuit had an unfavorable decision to the Company. In view of such decision, the Company paid the debit in the amount of R$1,012,250 in 60 months and at December 31, 2007 the position was as follows:

	Parent Company
	2007
IRPJ - Corporate Income Tax	332,950
CSLL - Social Contribution on Net Income	55,621
IPI - Excise Tax	261,502
PIS - Employees' Profit Participation Program	51,489
COFINS - Tax for Social Security Financing	278,129
	979,691
Current Liabilities	**206,106**
Non-current Liabilities	**773,585**

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

16. DERIVATIVES AND FINANCIAL INSTRUMENTS

General Considerations

The Company's business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks' (UPV) needs. The Company also sells the surplus production. To finance its activities, the Company often resorts to the domestic and international capital markets, and due to the debt profile it seeks, part of the Company's debt is denominated in U.S. dollar. At December 31, 2007, the consolidated position of the outstanding derivative agreements was as follows:

	Agreement		Book Value	Fair Value
	Maturity	Notional Value		
Variable income swap (*)	Jul-31-08	US$49,223 thousand	R$1,472,134	R$1,470,926
Exchange swaps registered with CETIP	Jan-2-08	US$1,104,675 thousand	(R$252,805)	(R$252,763)
Exchange swaps registered with CETIP (contracted by exclusive funds)	Feb-1-08	US$255,000 thousand	R$6,787	R$6,787
Zinc Swaps recorded in LME (London Metal Exchange)	Jan-8-08	5,000 t	(R$5,791)	(R$5,791)

(*) In June 2007, non-cash swap contracts in the amount of US$458 million, were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, through a loan agreement. The non-cash swap establishes that UBS Pactual Asset Management S.A. DTVM - the counterparty financial institution - undertakes to remunerate, at the end of the contract, the positive price variation of variable income assets, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 6.2569% per annum in US dollars. In conformity with an addendum to the agreement in July 2007, the maturity of the operation was extended to July 31, 2008.

The main non-operating risk factors that can affect the Company's business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange rate risk

Although most of the Company's revenues are denominated in Brazilian reais as of December 31, 2007, R$6,045,232 or 70% of the Company's consolidated loans and financing (except for derivates) were denominated in foreign currency (R$7,654,471 or 81% in 2006). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, and exchange option contracts.

a) Exchange swap transactions

Exchange swap agreements aim at protecting its liabilities denominated in foreign currency against the devaluation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities for Bank Deposit Certificate - CDI. The notional value (reference) of these swaps at December 31, 2007 was US$1,359,675 thousand.

b) Metal Swap Agreement

The Company contracted Zinc swaps in order to set the price of part of its needs for the metal. Up to December 31, 2007, the Company held 5,000 tonnes of Zinc with settlement based on average prices for Zinc in the months of September, October, November and December 2007. The price used to settle each agreement is the average price of the calendar month prior to the date of its settlement.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III – Derivatives associated with other price fluctuation risks of financial assets

a)   Variable income swap agreements

The outstanding agreements at December 31, 2007 were as follows:

Date of Issue	Maturity date of agreements	Notional value (US$ thousand)	Assets 2007	Assets 2006	Liabilities 2007	Liabilities 2006	Curve value (book value) 2007	Curve value (book value) 2006	Fair value 2007	Fair value 2006
4/7/2003	7/31/2008	35,835	1,164,232	461,500	93,179	105,120	1,071,053	356,380	1,070,171	351,988
4/9/2003	7/31/2008	5,623	181,361	71,891	14,613	16,486	166,748	55,405	166,610	54,717
4/10/2003	7/31/2008	1,956	65,132	25,818	5,083	5,734	60,050	20,084	60,001	19,845
4/11/2003	7/31/2008	1,032	33,633	13,332	2,679	3,023	30,954	10,310	30,929	10,183
4/28/2003	7/31/2008	1,081	32,146	12,743	2,794	3,152	29,352	9,590	29,325	9,459
4/30/2003	7/31/2008	76	2,264	898	197	222	2,066	675	2,065	666
5/14/2003	7/31/2008	192	5,951	2,359	495	559	5,455	1,800	5,450	1,777
5/15/2003	7/31/2008	432	13,518	5,359	1,112	1,255	12,406	4,104	12,395	4,051
5/19/2003	7/31/2008	1,048	34,345	13,614	2,694	3,038	31,651	10,575	31,626	10,448
5/20/2003	7/31/2008	264	8,926	3,538	677	764	8,248	2,774	8,242	2,742
5/21/2003	7/31/2008	415	14,618	5,794	1,065	1,201	13,552	4,593	13,543	4,543
5/22/2003	7/31/2008	326	11,513	4,563	837	945	10,676	3,619	10,668	3,580
5/28/2003	7/31/2008	439	14,941	5,923	1,126	1,270	13,815	4,653	13,806	4,600
5/29/2003	7/31/2008	408	14,169	5,615	1,045	1,179	13,120	4,436	13,110	4,387
6/5/2003	7/31/2008	96	3,234	1,282	247	279	2,988	1,004	2,985	992
		49,223	1,599,983	634,229	127,843	144,227	1,472,134	490,002	1,470,926	483,978

The purpose of these swaps is to improve the return on CSN's financial assets, increasing the exposure to variable income, which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of the cost of carrying CSN's long term debt in consolidated financial expenses, net.

FEDERAL PUBLIC SERVICE
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00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

IV – Consolidated balance sheet classified by currency

					2007
	U.S. Dollar	Euro	Other Foreign Currencies	Reais	Total
Current Assets	**1,000,316**	**2,408,325**	**16,667**	**4,970,832**	**8,396,140**
Cash and Cash equivalents	59,715	23,761	336	141,532	225,344
Marketable Securities	340,882	1,989,553	12,381	1,278,113	3,620,929
Accounts Receivable	179,051	148,996		416,354	744,401
Inventories	91,627	206,405		2,121,713	2,419,745
Insurance Claimed				186,247	186,247
Deferred Income Tax/Social Contribution	13,263			498,813	512,076
Other	315,778	39,610	3,950	328,060	687,398
Non-current Assets	**197,587**	**134,343**		**18,324,171**	**18,656,101**
Long-term Assets	57,638	17,713		2,102,356	2,177,707
Financial Investments		17,713		90,834	108,547
Deferred Income and Social Contribution Taxes				622,434	622,434
Judicial Deposits				694,733	694,733
Other	57,638			694,355	751,993
Permanent	139,949	116,630		16,221,815	16,478,394
Total	**1,197,903**	**2,542,668**	**16,667**	**23,295,003**	**27,052,241**
Current Liabilities	**2,131,634**	**253,814**	**8,055**	**4,450,647**	**6,844,150**
Loans, Financing and Debentures	1,148,821	102,610		576,557	1,827,988
Suppliers	883,078	144,905	4,207	314,599	1,346,789
Deferred Income and Social Contribution Taxes				141,596	141,596
Taxes payable	85,328	542	3,848	712,749	802,467
Other	14,407	5,757		2,705,146	2,725,310
Non-current Liabilities	**4,929,774**	**212,633**		**7,523,423**	**12,665,830**
Loans, Financing and Debentures	4,929,774	212,556		1,788,561	6,930,891
Contingent Liabilities- Net of Deposits		55		2,461,417	2,461,472
Deferred Income Tax/Social Contribution				2,068,614	2,068,614
Other		22		1,204,831	1,204,853
Shareholders' Equity	**380**	**214**		**7,541,667**	**7,542,261**
Total	**7,061,788**	**466,661**	**8,055**	**19,515,737**	**27,052,241**

V - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies' funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

VI - Fair value

The market values were calculated according to the conditions in the local and foreign markets as of December 31, 2007, for financial transactions with identical features, such as volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company's Board of Directors.

(A free translation of the original report in Portuguese)

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

17. SURETIES AND GUARANTEES

With respect to its subsidiaries and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,331.7 million, for guarantees provided:

	In millions				
Companies	Currency	2007	2006	Maturity	Conditions
CFN	R$	18.0	18.0	9/18/2008	BNDES loan guarantee
CFN	R$	23.0	23.0	4/5/2008	BNDES loan guarantee
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantee
CFN	R$	20.0	20.0	2/21/2008	BNDES loan guarantee
CFN	R$	19.2	19.2	4/28/2008	BNDES loan guarantee
CFN	R$		50.0	11/29/2007	BNDES loan guarantee
CFN	R$	13.0	13.0	11/15/2015	BNDES loan guarantee
CFN	R$	20.0	20.0	11/15/2020	BNDES loan guarantee
CFN	R$	5.0		5/26/2008	BNDES loan guarantee
CFN	R$	90.0		12/10/2008	BNDES loan guarantee
CFN	R$	18.0		9/15/2008	BNDES loan guarantee
CSN Cimentos	R$		29.0	Indeterminate	Guarantee to settle the debt with INSS
CSN Cimentos	R$	0.3	0.3	12/31/2020	To guarantee the fixed cash debt corresponding to tax credit related to the court deposit no. E04/517.577/98 - notice of infraction no. 01.047755-2 as of 6/9/1998
CSN Cimentos	R$	7.9		10/13/2008	To ensure the Lessee the obligations of the Lessor, referring to the Notice of Infraction no. 01.0477586, as of 6/22/1998, Administrative Proceeding no. E-04/517.670/98, filed against FEM Projetos Construções e Montagens SA (CSN CIMENTOS S/A) by the Revenue and Finance Secretariat of Rio de Janeiro
CSN Energia	R$	1.0		Indeterminate	To guarantee the payment of the amount discussed in the Tax Foreclosure no.2007.51.01.503434-7
INAL	R$		2.8	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$		6.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$		0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$		0.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3		3/2/2008	To ensure the responsibility of the Lessee in the compliance with the requirement of the court collateral, in view of the interposition of the Voluntary Appeal in Administrative Proceeding no. E-34/067.165/2004 - Notice of Infraction no. 03.165518-6 debt of which is over 50,000 UFIR - RJ.
Prada	R$	0.4		1/3/2012	Electricity Purchase and Sale Agreement dated December 4, 2006
Prada	R$	5.8		8/28/2008	To ensure the responsibility of the Lessee referring to the rent agreement of real estate for commercial purposes located at Rua Engenheiro Francisco Pita Brito, 138 - Santo Amaro - São Paulo – SP
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Collateral by CSN to issue the Export Credit Note
Total in R$		**280.9**	**240.8**		
CSN Iron	US$		79.3	6/1/2007	Promissory Note referring to Eurobonds operations
CSN Islands VII	US$	275.0	275.0	12/9/2008	Guarantee by CSN in Bond issue
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee by CSN in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issue
CSN Steel	US$		300.0	12/23/2008	Guarantee by CSN in Revolving Credit Facility issue
CSN Steel	US$	100.0	100.0	12/29/2011	Guarantee by CSN in Promissory Notes issue
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in Promissory Notes issue
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee to finance equipment
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee to finance equipment acquisition and terminal implementation
Sepetiba Tecon	US$		0.4	2/21/2007	Guarantee by CSN in Import Letter of Credit issue
Aços Longos	US$	16.5		Indeterminate	Letter of Credit for equipment acquisition
Aços Longos	US$	38.5		Indeterminate	Letter of Credit for equipment acquisition
CSN Cimentos	US$	13.3		6/30/2008	Letter of Credit for equipment acquisition
CSN Cimentos	US$	15.5		4/19/2008	Standby
Nacional Minérios	US$	20.0		7/22/2008	Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	30.0		9/19/2008	Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0		8/6/2008	Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0		7/19/2010	Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM
Total in US$		**2,286.9**	**2,492.8**		

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
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December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and judicial proceedings involving actions claims and complaints of a number of issues. Details of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

			2007			2006
	Judicial Deposits	Contingent Liabilities	Net Contingencies	Judicial Deposits	Contingent Liabilities	Net Contingencies
Short-term Contingencies:						
Labor	(40,422)	90,310	49,888	(22,080)	37,487	15,407
Civil	(16,893)	33,587	16,694	(10,859)	16,097	5,238
Parent Company	(57,315)	123,897	66,582	(32,939)	53,584	20,645
Consolidated	(60,956)	136,020	75,064	(32,939)	54,810	21,871
Long-term Contingencies:						
Environmental	(204)	55,202	54,998	(138)	52,670	52,532
Tax		961	961	(1,149)	1,381	232
	(204)	56,163	55,959	(1,287)	54,051	52,764
Legal liabilities questioned in court:						
Tax						
IPI premium credit	(892,961)	2,088,721	1,195,760		1,445,537	1,445,537
IPI presumed credit					942,964	942,964
CSL credit over exports		987,072	987,072		787,500	787,500
PIS / COFINS Law 9178/99					317,947	317,947
SAT	(31,984)	109,546	77,562	(27,219)	95,234	68,015
Education Allowance	(33,121)	33,121		(33,121)	33,121	
CIDE	(25,819)	25,819		(23,895)	23,895	
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892	
Other provisions	(6,894)	67,830	60,936	(2,213)	51,972	49,759
	(1,011,671)	3,333,001	2,321,330	(107,340)	3,719,062	3,611,722
Parent Company	(1,011,875)	3,389,164	2,377,289	(108,627)	3,773,113	3,664,486
Consolidated	(1,023,173)	3,484,645	2,461,472	(134,372)	3,877,086	3,742,714
Total short term and long term – Parent Company	**(1,069,190)**	**3,513,061**	**2,443,871**	**(141,566)**	**3,826,697**	**3,685,131**
Total short term and long term – Consolidated	**(1,084,129)**	**3,620,665**	**2,536,536**	**(167,311)**	**3,931,896**	**3,764,585**

The provisions for contingencies estimated by the Company’s Management were substantially based on the opinion of tax and legal advisors, being recorded only the lawsuits classified as risk of probable loss. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, accrued of SELIC interest rates.

The Company and its subsidiaries are defending themselves in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.6 billion, R$3.6 billion of which corresponds to tax lawsuits, R$0.2 billion of which corresponds to civil lawsuits and R$0.8 billion which corresponds to labor and pension lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with accounting rules adopted in Brazil.

a) Labor Actions:

At December 31, 2007, the Company was defendant in 9,162 labor grievances (8,196 claims in 2006), with a provision in the amount of R$90,310 (R$37,487 up to December 31, 2006). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the government’s economic plans.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Civil Actions:

Among the civil judicial proceedings in which the Company takes part, there are mainly lawsuits with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company's industrial activities. A provision in the amount of R$33,587 up to December 31, 2007 was recorded for these claims (R$16,097 up to December 31, 2006).

c) Environmental Actions:

At December 31, 2007, the Company had a provision of R$55,202 (R$52,670 up to December 31, 2006) for expenses related to environmental recovery expenditures, within the Company's plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Proceedings:

▪ Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial and tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of the Consumer Price Index (IPC), that occurred in January and February 1989, by a percentage of 51.87% ("Plano Verão").

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$331,408 at December 31, 2007 (R$326,313 until December 31, 2006) and a provision of R$20,892 (R$20,892 up to December 31, 2006), which represents the portion not recognized by the courts.

(ii) The company filed an action questioning the levying of Social Contribution on Income on export revenues, based on Constitutional Amendment no. 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal for the STF was filed, which has not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court until the judgment of the aforementioned Extraordinary Appeal. Up to December 31, 2007, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$987,072 (R$787,500 in 2006), plus SELIC interest rate.

▪ PIS/COFINS – Law 9,718/99

CSN questioned the legality of Law 9718/98 which expands the calculation bases of PIS and COFINS for inclusion of revenues other than those resulting from sales of products. At May 31, 2007 a favorable decision to CSN made final and unappealable at June 16, 2007 was published in the Official Gazette of Justice and, in view of such decision, the Company reverted the provision existing on that date. The reversal of the provision benefited the operational result of 2007.

▪ CIDE – Contribution for intervention in the Economic Domain

CSN questions the legality of Law 10168/00, which established the payment of the contribution for intervention in the economic domain on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains deposits in court and a provision in the amount of R$25,819 at December 31, 2007 (R$23,895 up to December 31, 2006), which include legal charges.

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed against the unfavorable decision of the TRF of the 2nd Region, which have not been judged yet.

- Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, where the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning SELIC rate. In relation to the other proceedings there is not a sentence yet.

The amount provisioned on December 31, 2007 totals R$33,121 (R$33,121 up to December 31, 2006).

- SAT - Workers' Compensation Insurance

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount recorded in a provision as of December 31, 2007 totals R$109,546 (R$95,234 up to December 31, 2006), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. In view of the new understanding that the Courts are adopting, the Company's legal advisors classify the loss as probable.

- IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation. In August 2003 the Company obtained a favorable decision at a Brazilian lower court, authorizing the utilization of said credits. The national treasury appealed against such decision and obtained a favorable decision, and the Company then filed a Special and Extraordinary Appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of said courts.

Between September 2006 and May 2007, the Treasury filed 5 tax deficiency notices and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion referring to the payment of taxes which were offset by IPI premium credits. In view of these executions, the distribution of dividends and the payment of interest on shareholders' equity resolved on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, the equivalent in shares will be released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, the Company's current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007.

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company maintains provisioned the amount of credits already offset, accrued of default charges until December 31, 2007, which total R$2,088,721 (R$1,445,537 in 2006). The difference between the total amount and the amount recorded as provision is part of the R$4.6 billion reported above as administrative and legal proceedings, considered as possible loss.

Up to December 31, 2007, the Company maintains judicial deposits in the amount of R$892,961

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to review by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following up their progress.

▪ Presumed IPI (Excise Tax) credit on inputs

The Company brought an action claiming the right to the use of IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003, the Company obtained a preliminary court decision authorizing it to offset liabilities related to federal taxes with the aforementioned credits.

On August 27, 2007 the proceeding had an unfavorable decision for the Company, which in view of the fact paid the debit of R$1,012,250 with the Federal Revenue of Brazil in installments and transferred the liability to the accounts of taxes paid in installments (see note 15). From the unfavorable aforementioned decision, an appeal was filed by the company, which is awaiting judgment.

▪ Other

The Company also recorded provisions for lawsuits related to FGTS - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, in the amount of R$68,791 at December 31, 2007 (R$53353 up to December 31, 2006), which includes legal charges.

19. SHAREHOLDERS' EQUITY

i. Paid-in capital

The Company's fully subscribed and paid-in capital at December 31, 2007 is in the amount of R$1,680,947, split into 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital

At December 31, 2007 the Company's bylaws set forth, by decision of the Board of Directors, to increase the capital stock up to 400,000,000 shares, through the issue of up to 127,932,054 new book-entry shares, with no par value.

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, pursuant to article 193 of Law 6,404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluations of the Company's property, plant and equipment, which pursuant to CVM Resolution 288/98, aimed to adjust the amounts of the Company's property, plant and equipment to the market value, enabling the Financial Statements to present values of the assets value closer to their market or replacement value.

In compliance with the provisions of CVM Resolution 273/98, a provision was recorded for deferred social contribution and income tax liability on the balance of the revaluation reserve (except land).

00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The realized portion of the revaluation reserve, through the depreciation or write-off of assets, net of income and social contribution taxes, is included for purposes of calculating the minimum mandatory dividend.

v. Treasury shares

At May 25, 2005, the Board of Directors approved, for a period of 360 days, the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent disposal and/or cancellation. Additionally, on January 29, 2007, the Board of Directors authorized the purchase of other 923,628 Company shares to be also held in treasury and further disposal and/or cancellation. The second authorization would expire on January 25, 2008, however, as the Company repurchased the totality of the shares still in the first quarter, the Board of Directors authorized the closing of the program, and on December 31, 2007 the position of treasury shares was as follows:

Number of shares purchased (in units)	Total value paid for shares	Unit cost of shares			Share Market value on 12/31/2007 (*)
		Minimum	Maximum	Average	
15,578,128	R$743,430thousand	R$35.88	R$75.04	R$47.72	R$2,452,153thousand

(*) Average quotation of shares at 12/31/07 at the value of R$157.41 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

vi.   Shareholding structure

At December 31, 2007, the Company's shareholding structure was as follows:

	Number of Common Shares	Total % of shares	% excluding treasury shares
Vicunha Siderurgia S.A.	116,286,665	42.74%	45.34%
BNDESPAR	17,085,986	6.28%	6.66%
Caixa Beneficente dos Empregados da CSN - CBS	11,830,289	4.35%	4.61%
Sundry (ADR - NYSE)	57,839,363	21.26%	22.55%
Other shareholders (approximately 10 thousand)	53,447,515	19.64%	20.84%
	256,489,818	**94.27%**	**100.00%**
Treasury shares	15,578,128	5.73%	
Total shares	**272,067,946**	**100.00%**	

vii.   Investment policy and payment of interest on shareholders` equity and dividends

On December 11, 2000, CSN's Board of Directors decided to adopt a policy for the distribution of profit which observing the provisions of Law 6,404/76, amended by Law 9,457/97 will imply in the distribution of all the Company's net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the company's good financial situation.

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

20. DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

The Bylaws ensure a annual minimum dividend corresponding to 25% of the net income determined in accordance with the corporate legislation. However, the Management is proposing to distribute the amount higher than the one ensured, as shown below:

	2007
Net income for the year	2,905,245
Revaluation reserve realization (net of income tax and social contribution)	300,465
Appropriation for investment reserve	(1,090,710)
Basic net income for the determination of dividend	**2,115,000**
Proposed distribution:	
Dividends stated at December 21, 2007 and distributed as from January 8, 2008	(665,081)
Interest on shareholders' equity stated at December 21, 2007 and paid as from January 8, 2008	(134,919)
Supplementary proposal for the distribution of dividends	(1,244,329)
Supplementary proposal for the payment of interest on shareholders' equity	(70,671)
Proposed Dividends and Interest on Shareholders' Equity	**(2,115,000)**
Additional information:	
Minimum mandatory dividends	528,750
Proposed Dividends and Interest on Shareholders' Equity	1,586,250

i) Dividends

On December 21, 2007, the Company's Board of Directors approved in an extraordinary meeting the prepayment of dividends related to the year ended September 30, 2007, in the amount of R$665,081 corresponding to R$2.59301 per share of the outstanding capital stock on the date of approval of the payment. In addition to this approval, management proposed a further payment in the amount of R$1,244,329 corresponding to R$4.85137 per share.

ii) Interest on Shareholders' Equity

The calculation of interest on shareholders' equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders' equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the laws in force.

In compliance with CVM Resolution 207, of December 31, 1996 and tax rules, the Company opted to record the proposed interest on shareholders' equity in the amount of R$205,591 in 2007, corresponding to the remuneration of R$0.80155 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, which recognized under income and social contribution taxes. The Company's Management will propose that the amount of interest on shareholders' equity be attributed to the mandatory minimum dividend.

On December 21, 2007, the Company's Board of Directors approved in an extraordinary meeting the prepayment of interest on shareholders' equity related to the period ended September 30, 2007, in the amount of R$134,919 corresponding to R$0.52602 per share of the outstanding capital stock on the date of approval of the payment. Supplementing this approval, the management proposed the payment of a further amount of R$70,671 corresponding to R$0.27553 per share.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

21. NET REVENUES AND COST OF GOODS SOLD

Consolidated

	2007			2006		
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	3,614	6,842,128	(3,229,576)	2,818	5,217,001	(3,134,769)
Foreign market	1,764	2,703,196	(2,225,216)	1,567	2,548,602	(2,104,191)
	5,378	9,545,324	(5,454,792)	4,384	7,765,603	(5,238,961)
Mining products						
Domestic market	6,491	319,147	(95,576)	3,461	167,879	(71,819)
Foreign market	5,115	405,356	(292,642)			
	11,606	724,503	(388,218)	3,461	167,879	(71,819)
Other sales						
Domestic market		1,067,236	(818,728)		1,014,972	(664,188)
Foreign market		103,919	(12,486)		91,915	(13,817)
		1,171,155	(831,214)		1,106,887	(678,005)
		11,440,982	**(6,674,224)**		**9,040,369**	**(5,988,785)**

Parent Company

	2007			2006		
	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	3,653	6,494,203	(3,358,025)	2,838	4,886,695	(3,156,823)
Foreign market	1,199	1,547,764	(1,246,476)	1,302	1,703,216	(1,405,099)
	4,852	8,041,967	(4,604,501)	4,140	6,589,911	(4,561,922)
Mining products						
Domestic market	5,902	290,732	(100,748)	3,461	167,879	(55,675)
Foreign market	1,063	73,733	(36,486)			
	6,965	364,465	(137,234)	3,461	167,879	(55,675)
Other sales						
Domestic market		255,402	(156,945)		212,251	(149,465)
Foreign market		18,112	(12,486)		19,218	(13,817)
		273,514	(169,431)		231,469	(163,283)
		8,679,946	**(4,911,166)**		**6,989,259**	**(4,780,880)**

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

22. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company	
	2007	2006	2007	2006
Financial expenses:				
Loans and financing - foreign currency	(527,955)	(633,648)	(34,697)	(37,902)
Loans and financing - domestic currency	(204,603)	(230,771)	(174,453)	(205,081)
Related parties			(377,867)	(434,076)
PIS/COFINS on other revenues	315,879	(96,326)	315,879	(96,326)
Interest, fines and interest on tax in arrears	(849,257)	(251,473)	(836,591)	(241,454)
Other financial expenses	(126,761)	(144,612)	(87,173)	8,150
	(1,392,697)	(1,356,830)	(1,194,902)	(1,006,689)
Financial income:				
Related parties			(224,007)	15,025
Income on financial investments, net of provision for losses	198,134	202,855	10,232	71,490
Income on derivatives	551,745	(265,454)	(259,462)	(634,187)
Other income	134,787	48,197	116,309	19,966
	884,666	(14,402)	(356,928)	(527,706)
Net financial result	(508,031)	(1,371,232)	(1,551,830)	(1,534,395)
Monetary variations:				
- Assets	2,611	20,396	2,835	18,046
- Liabilities	(42,314)	(82,240)	(34,463)	(71,920)
	(39,703)	(61,844)	(31,628)	(53,874)
Exchange variations:				
- Assets	(284,239)	(307,501)	(166,096)	(108,064)
- Liabilities	1,148,210	841,052	1,396,362	869,860
	863,971	533,551	1,230,266	761,796
Net monetary and exchange variations	824,268	471,707	1,198,638	707,922

23. OTHER OPERATING EXPENSES / INCOME

	Consolidated		Parent Company	
	2007	2006	2007	2006
Other Operating Expenses	**(437,778)**	**(349,737)**	**(212,464)**	**(314,067)**
Provision for Actuarial Liabilities	4,914	(111,832)	4,914	(111,832)
Provision for Contingencies	(99,757)	(68,905)	(88,060)	(51,673)
Contractual Fines	(378)	(33,026)	(564)	(49,243)
Equipment Stoppage	(13,648)	(26,865)	(13,481)	(26,854)
Other	(328,909)	(109,109)	(115,273)	(74,465)
Other Operating Income	**285,375**	**805,945**	**28,329**	**764,007**
Difference in the Settlement of Losses		729,916		729,916
Indemnifications	5,446		4,618	
Other	279,929	76,029	23,711	34,091
OTHER OPERATING EXPENSES / INCOME	**(152,403)**	**456,208**	**(184,135)**	**449,940**

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its 603 cents a pound was beaten by the offer of the Indian Tata Steel's offer which was of 608 cents a pound.

Due to unfavorable outcome and clauses of the intent agreement for the purchase of shares of that company, signed between CSN and Corus Group PLC -, CSN recorded in the balance sheet of the first quarter of this year the accounting effects of this operation, such as: (i) consolidated expenses incurred in the project in the approximate amount of R$113 million; (ii) consolidated revenue related to the inducement fee[a] in the amount of approximately R$235 million. These amounts are included under "Other expenses" and "Other revenues", respectively.

(a) Inducement Fee (also know as break up fee) – Fee determined by the legislation of the United Kingdom, where, by force of contract, the defeated party can be reimbursed for the expenses incurred in the participation in a bidding process. This fee can be up to 1% of the value offered by the company that had its offer surpassed. In this case, the agreement between CSN and Corus Group foresaw for a maximum percentage of 1% on the offer.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

24. LOSS BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period of that year. The amount of the Company's insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification determined by claims adjusters up to the closing date of the financial statements is R$922,929 (net of deductible). Based on the insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted advances in the amount of R$736,682, of which R$260,860 was received this year. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of regulation process.

At December 31, 2007, the Company maintains balance receivable from losses claimed in the amount of R$186,247 (R$447,107 in 2006) and it does not identify any risk in this credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

25. CONSOLIDATED NON-OPERATING EXPENSES AND INCOME

At December 31, 2007, the consolidated non-operating income of the Company amounted to R$144,728 (R$19,066 in 2006). This income includes R$182,074, related to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of the shares of the Corus Group PLC's shares, which were sold in the first quarter of this year.

26. INFORMATION PER BUSINESS SEGMENT

(i) Consolidated balance sheet per business segment

					2007
	Steel	**Mining**	**Logistics, Energy and Cement**	**Eliminations**	**Total**
Current assets	**10,547,182**	**2,566,693**	**521,684**	**(5,239,419)**	**8,396,140**
Marketable securities	2,899,950	1,592,946	229,571	(1,101,537)	3,620,930
Accounts receivable	1,631,173	81,713	61,574	(1,030,059)	744,401
Other	6,016,059	892,034	230,539	(3,107,823)	4,030,809
Non-current assets	**34,767,931**	**4,056,133**	**1,957,726**	**(22,125,689)**	**18,656,101**
Long-Term Assets	9,420,674	666,548	315,491	(8,225,006)	2,177,707
Investments, Property, Plant and Equipment and Deferred Charges	25,347,257	3,389,585	1,642,235	(13,900,683)	16,478,394
Total assets	**45,315,113**	**6,622,826**	**2,479,410**	**(27,365,108)**	**27,052,241**
Current liabilities	**9,019,339**	**1,368,501**	**508,816**	**(4,052,506)**	**6,844,150**
Loans, Financing and Debentures	2,476,092	1,021,351	137,280	(1,806,735)	1,827,988
Suppliers	2,140,262	164,955	66,606	(1,025,034)	1,346,789
Other	4,402,985	182,195	304,930	(1,220,737)	3,669,373
Non-current liabilities	**17,842,839**	**2,216,896**	**1,008,077**	**(8,401,982)**	**12,665,830**
Loans, Financing and Debentures	12,530,059	886,883	580,676	(7,066,727)	6,930,891
Net contingencies – judicial deposits	2,390,776	3,261	67,435		2,461,472
Other	2,922,004	1,326,752	359,966	(1,335,255)	3,273,467
Shareholders' Equity	**18,558,227**	**2,932,136**	**962,518**	**(14,910,620)**	**7,542,261**
Total Liabilities and Shareholders' Equity	45,420,405	6,517,533	2,479,411	(27,365,108)	27,052,241

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii) Consolidated statement of income per Business Segment

	Steel	Mining	Logistics, Energy and Cement	Eliminations	2007 Total
Net revenues from sales	13,050,026	882,632	1,104,035	(3,595,711)	11,440,982
Cost of goods sold and services rendered	(8,985,116)	(615,179)	(638,811)	3,564,882	(6,674,224)
Gross profit	**4,064,910**	**267,453**	**465,224**	**(30,829)**	**4,766,758**
Operating Income and Expenses					
Selling expenses	(609,925)	(33,153)	(13,299)	57,688	(598,689)
Administrative expenses	(355,695)	(5,960)	(68,406)		(430,061)
Other operating income (expenses)	(118,221)	(6,753)	(27,429)		(152,403)
	(1,083,841)	**(45,866)**	**(109,134)**	**57,688**	**(1,181,153)**
Net financial income	(1,254,291)	619,655	(41,319)	167,924	(508,031)
Foreign exchange and monetary variations, net	1,113,619	(27,052)	3,057	(265,356)	824,268
Equity in the earnings of subsidiaries (goodwill)	3,310,396	13,564	215	(3,433,859)	(109,684)
Operating income	**6,150,793**	**827,754**	**318,043**	**(3,504,432)**	**3,792,158**
Non-operating income	151,441	11	(7,818)	1,094	144,728
Income before income tax and					
social contribution	**6,302,234**	**827,765**	**310,225**	**(3,503,338)**	**3,936,886**
Income and social contribution taxes	(873,061)	(24,304)	(107,395)	(9,776)	(1,014,536)
Net income for the year	**5,429,173**	**803,461**	**202,830**	**(3,513,114)**	**2,922,350**

(iii) Other consolidated information per Business Segment

	Steel	Mining	Logistics, Energy and Cement	2007 Total
Depreciation, Amortization and Depletion	891,078	130,522	110,676	1,132,276
Contingencies, net of Judicial Deposits	2,457,833	3,261	75,442	2,536,536
Tax	2,334,750	3,198	18,078	2,356,026
Labor	51,343	63	43,863	95,269
Civil	16,697		12,671	29,368
Other	55,043		830	55,873

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

11.01 – NOTES TO THE FINANCIAL STATEMENTS

27. STATEMENT OF ADDED VALUE

	Consolidated		Parent Company	
	2007	2006	2007	2006
Revenues				
Sales of products and services (except for refunds and discounts)	14,058,020	11,117,842	10,898,691	8,653,355
Allowance for doubtful accounts	(1,771)	1,080	(2,020)	1,316
Non-operating income	144,696	19,068	(17,104)	17,887
	14,200,945	**11,137,990**	**10,879,567**	**8,672,558**
Input purchased from third parties				
Raw material consumed	(3,481,018)	(3,999,490)	(2,012,449)	(2,483,070)
Cost of goods and services sold (except for depreciation)	(1,553,671)	(508,801)	(1,564,618)	(1,129,890)
Materials, power, third-party services and others	(902,967)	(888,537)	(601,911)	(641,505)
Recovery of assets		729,916		729,916
	(5,937,656)	**(4,666,912)**	**(4,178,978)**	**(3,524,549)**
Gross value added	**8,263,289**	**6,471,078**	**6,700,589**	**5,148,009**
Retentions				
Depreciation, amortization and depletion	(1,132,275)	(961,393)	(938,917)	(798,473)
Net value added produced	**7,131,014**	**5,509,685**	**5,761,672**	**4,349,536**
Value added received (transferred)				
Equity in the earnings of subsidiaries	(109,683)	(87,509)	1,108,676	164,383
Financial income/Exchange variations (gains)	603,037	(307,916)	(520,190)	(617,725)
	493,354	**(395,425)**	**588,486**	**(453,342)**
Total value added to be distributed	**7,624,368**	**5,114,260**	**6,350,158**	**3,896,194**
DISTRIBUTION OF VALUE ADDED				
Payroll and related charges	696,573	674,353	505,120	457,920
Taxes, fees and contributions	3,483,876	2,807,183	2,854,734	2,190,565
Interest and exchange variation	521,569	465,199	85,059	78,343
Interest on shareholders' equity and dividends	870,672	1,129,366	870,671	1,129,366
Retained earnings in the year	2,034,573	40,000	2,034,574	40,000
Unrealized profits in the year	17,105	(1,841)		
	7,624,368	**5,114,260**	**6,350,158**	**3,896,194**

28. EMPLOYEES' PENSION FUND

(i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant's last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation plan of the average salary came into force, which is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsors and participants contributions (thirteen per year). Upon the participant's retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

At December 31, 2007 and 2006, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation of Average Salary Plan		Combined Supplementary Benefit Plan		Total members	
	2007	2006	2007	2006	2007	2006	2007	2006
Members								
In service	14	16	37	38	10,397	9,261	10,448	9,315
Retired	5,106	5,330	4,841	4,929	567	486	10,514	10,745
	5,120	**5,346**	**4,878**	**4,967**	**10,964**	**9,747**	**20,962**	**20,060**
Related beneficiaries:								
Beneficiaries	**4,023**	**4,117**	**1,359**	**1,305**	**78**	**73**	**5,460**	**5,495**
Total participants								
(members + beneficiaries)	**9,143**	**9,463**	**6,237**	**6,272**	**11,042**	**9,820**	**26,422**	**25,555**

(iii) Payment of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves to amortize the sponsors' responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments in advance in the event of a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by CVM Resolution 371/00, which approved the NPC 26 of IBRACON – "Accounting of the Employee's benefits" and which established new accounting practices for the calculation and disclosure, the Company's Management and through a study prepared by external actuaries calculated the effects arising from this practice, and has kept records in conformity with the report dated January 10, 2008.

	Plans			
	35%-of-Average-Salary Plan	Supplementation of Average Salary Plan	Combined Supplementary Benefit Plan	Total
Present value of actuarial liabilities with coverage	284,349	1,123,336	1,167,962	2,575,647
Fair value of the assets of the plan	(301,948)	(1,254,196)	(1,256,484)	(2,812,628)
Present value of the liabilities in excess to the fair value of assets	(17,599)	(130,860)	(88,522)	(236,981)
Adjustments by allowed deferrals:	81,425	351,913	38,150	471,488
- Unrecognized actuarial gains	81,425	351,913	18,068	451,406
- Unrecognized past service cost			20,082	20,082
Present value of the amortizing contributions of the participants	(6,062)	(21,752)		(27,814)
Actuarial Liabilities / (assets)	57,764	199,301	(50,372)	206,693
Provisioned actuarial liabilities / (assets) (Long-term Liabilities/Other)	57,764	199,301	(25,186)	231,880

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Recognition of actuarial liability

The Company's Management decided to recognize the adjustments to actuarial liabilities in the results for the period of five years as from January 1, 2002, in compliance with the established in paragraphs 83 and 84 of NPC 26 of IBRACON approved by CVM Resolution 371/00.

The balance of provision for the coverage of the actuarial liability at December 31, 2007 amounts to R$231,880 (R$286,940 in 2006).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the portion of the participants in the settlement of the insufficiency of the reserve was deducted from the present value of total actuarial obligations of the respective plans. A number of participants are questioning this amortizing contribution in court, but the Company, based on the opinion of its legal and actuarial advisers understands that this amortizing contribution was duly approved by the "Department of Supplementary Pensions" – SPC and therefore, is legally due by the participants.

In addition, in the case of the Combined Defined Contribution Supplementary Benefit Plan, of defined contribution, which presents net assets and where the sponsor's contribution corresponds to an equal corresponding contribution from the participant, the understanding of the actuary is that up to 50% of the net actuarial asset may be used to reduce the sponsor's contribution. In view of that, the sponsor opted to recognize 50% of this asset, in the amount of R$25,187 in 2007 (R$17,204 in 2006).

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2007 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Main actuarial assumptions adopted in the calculation of actuarial liabilities

Actuarial financing method	**Unit Projected Credit**
Functional Currency	Real (R$)
Recording of the assets of the plan	Market Value
Amount used as estimate for the closing shareholders' equity of the year	Best estimate of CBS for the position of 12/31/2007
Nominal annual rate for the discount of the actuarial liability	10.24 (6% actual and 4% inflation)
Nominal annual rate of salary growth	5.04% (1% actual and 4% inflation)
Nominal annual index for readjustment of social security benefits	4.00% (0% actual and 4% inflation)
Long-term annual inflation rate	4.00%
Administrative Expenses	The amounts used are net of administrative expenses
General mortality table	AT83 separated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disabled mortality table	Winklevoss
Turnover table	2% per year fixed
Age of retirement	100% on the first date on which it becomes eligible to a retirement benefit programmed by the plan
Family composition of the participants in activity	95% are married at the time of the retirement. The wife is 4 years younger than the husband

CSN does not have other post-employment benefit plans.

29. INSURANCE

In view of the nature of its operations, the Company renewed, for the period comprised between February 21, 2008 and February 21, 2009 and with international reinsurance companies, the coverage for operational risks - "All Risks" type for Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal-Tecar, GalvaSud (material damages and loss of profits), Containers Terminal-Tecon and ERSA Estanho de Rondônia (loss of profits) in the amount in the total amount at risk of US$9.57 billion (material damages and loss of profits) and maximum amount of indemnification, in case of claim, of U$750 million (material damages and loss of profits), equivalent to R$1.3 billion. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements, consequently they were not examined by our independent auditors. To the present date, the policy is in process of issue.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2007   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

30. MANAGERS' COMPENSATION

The managers' fees were determined by the Annual General Meeting, on April 30, 2007, in the overall annual amount of R$37,000 (R$33,000 in 2006). The amount of R$18,499 (R$15,585 in 2006) was allocated in general and administrative expenses for the year ended December 31, 2007.

31. SUBSEQUENT EVENTS

- **Cancellation of shares**

At the Extraordinary General Meeting held on January 22, 2008, the shareholders approved the cancellation of 4,000,000 shares currently held in treasury, in accordance with article 30, paragraph 1, item "b" of Law no. 6,404/76, with no reduction to the Company's capital stock.

- **Stock split**

During the Extraordinary General Meeting held on January 22, 2008, the shareholders approved the split of the number of shares representing the Company's capital stock, operation by which each share of the capital stock started being represented by 3 shares after the split. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was approved, i.e., each ADR will continue to be represented by one share.

- **Stock repurchase program**

At the Extraordinary General Meeting held on January 22, 2008, the shareholders ratified the resolution of the Company's Board of Directors, of December 21, 2007, which authorized the acquisition of 4,000,000 shares issued by the Company, to be held in treasury and subsequent disposal or cancellation. This program expired on February 27, 2008 and there was no purchase in connection with the program approved.

- **Changes in the Brazilian corporate legislation**

On December 28, 2007, Law 11,638/07 was enacted, which amends, revokes and introduces new provisions to Law no. 6404, of December 15, 1976. The new Law enables the conversion to international accounting standards, in addition to increasing the level of transparency level of the financial statements.

The Company already discloses in a note to the Statement of Cash Flow and to the Statement of Value Added and analyzes the possible impacts of the events comprised in the new law which will influence its financial statements.

The effects on the financial statements related to the amendments to the law will be recognized in 2008.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   December 31, 2007   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

TABLE OF CONTENTS